    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 7, 1996

                                                  REGISTRATION NUMBER 333-
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                         PARALLEL PETROLEUM CORPORATION
             (Exact name of registrant as specified in its charter)

                    DELAWARE                                          75-1971716
          (State or other jurisdiction                             (I.R.S. Employer
       of incorporation or organization)                        Identification Number)
        ONE MARIENFELD PLACE, SUITE 465                            LARRY C. OLDHAM
              MIDLAND, TEXAS 79701                                    PRESIDENT
                 (915) 684-3727                            ONE MARIENFELD PLACE, SUITE 465
  (Address, including zip code, and telephone                    MIDLAND, TEXAS 79701
  number, including area code, of registrant's                      (915) 684-3727
          principal executive offices)                 (Name, address, including zip code, and
                                                        telephone number, including area code,
                                                                of agent for service)

                                    Copy to:

             THOMAS W. ORTLOFF                        STEVEN A. MEIERS
          LYNCH, CHAPPELL & ALSUP               GIBSON, DUNN & CRUTCHER LLP
        300 N. MARIENFELD, SUITE 700               333 SOUTH GRAND AVENUE
            MIDLAND, TEXAS 79701             LOS ANGELES, CALIFORNIA 90071-3197
               (915) 683-3351                          (213) 229-7000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

======================================================================================================
                                                                     PROPOSED MAXIMUM
                                        AMOUNT      PROPOSED MAXIMUM     AGGREGATE
TITLE OF EACH CLASS OF                   TO BE       OFFERING PRICE      OFFERING         AMOUNT OF
SECURITIES TO BE REGISTERED          REGISTERED(1)    PER SHARE(2)       PRICE(2)     REGISTRATION FEE
------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value.....      2,875,000          $5.00         $14,375,000        $4,357
------------------------------------------------------------------------------------------------------
Common Stock Purchase Warrants...       143,750           $.01            $1,438             $1
------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per
  share..........................     143,750(3)          $6.00          $862,500           $262
======================================================================================================

(1)  Includes 375,000 shares to cover the Underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee based upon the last sale price of a share of Common Stock on November 5, 1996.

(3) Issuable upon exercise of Warrants to be issued to the representative of the Underwriters. In addition, this Registration Statement covers such indeterminable number of shares of Common Stock as may be issued upon exercise of the Warrants by reason of antidilution adjustments. Such additional shares of Common Stock, if issued, will be issued for no additional consideration, and therefore no additional registration fee is required.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER   , 1996

                                2,500,000 SHARES

                           [PARALLEL PETROLEUM LOGO]

                                  COMMON STOCK

     All of the shares of Common Stock offered hereby are being sold by Parallel Petroleum Corporation (the "Company"). The Company's Common Stock is traded on the Nasdaq National Market under the symbol "PLLL." On November 5, 1996, the last reported sale price of the Common Stock as reported by the Nasdaq National Market was $5 per share. See "Price Range of Common Stock."

      THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE
            "RISK FACTORS" COMMENCING ON PAGE 7 OF THIS PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
            COMMISSION OR ANY STATE SECURITIES COMMISSION
                 PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                     PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL
                                 OFFENSE.

----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
                                                  PRICE TO      UNDERWRITING    PROCEEDS TO
                                                   PUBLIC       DISCOUNT(1)      COMPANY(2)
----------------------------------------------------------------------------------------------
Per Share.....................................        $              $               $
----------------------------------------------------------------------------------------------
Total(3)......................................        $              $               $
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

(1) Does not include a non-accountable expense allowance payable to the Representative of the Underwriters or the value of a warrant to be issued to the Representative to purchase up to 143,750 shares of Common Stock. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $450,000, including the Representative's non-accountable expense allowance, payable by the Company.

(3) The Company has granted to the Underwriters an option, exercisable within 45 days after the date hereof, to purchase up to 375,000 additional shares of Common Stock at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount and Proceeds to
    Company will be $        , $        and $        respectively. See
    "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the offices of Van Kasper & Company, San Francisco, California on or about
December   , 1996.

                              VAN KASPER & COMPANY

                               DECEMBER   , 1996

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

     [Two images of a three-dimensional seismic survey and bar graphs showing (i) for the three years ended December 31, 1995 and the nine-month periods ended September 30, 1995 and 1996, the Company's net income, oil and gas revenues, oil and gas production, operating cash flow, production costs, and general and administrative expense, and
     (ii) for the three years ended December 31, 1995 and the nine-month period ended September 30, 1996, the Company's pretax present value of proved reserves and equivalent barrels of oil and gas reserves.]

     A, B, C and D represent wells drilled in the Horseshoe Atoll Reef Trend of West Texas. Other companies drilled wells A and B in 1953 and 1964, prior to the development of 3-D seismic technology. Both were dry holes. The Company drilled and completed wells C and D in 1993 based on a 3-D seismic survey. Wells C and D have been producing since completion and, at September 30, 1996, had cumulative production of approximately 136,000 barrels of oil and 907,000 Mcf of gas and aggregate daily production rate of approximately 128 barrels of oil and 550 Mcf of gas.

     The image above, which was actually used by the Company in making its decision to drill wells C and D, is from that 3-D seismic survey. The image on the overleaf is another representation of the image above.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and the Company's Financial Statements and the notes thereto, appearing elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Parallel Petroleum Corporation (the "Company") is an independent energy company engaged in the exploration for and the acquisition and development of oil and gas properties. The Company's primary operations are conducted in the Permian Basin and onshore Gulf Coast areas of Texas. The Company's strategy is to increase reserves and production and improve financial results through targeted exploration, development and exploitation of its existing properties, opportunistic property acquisitions, and utilization of three-dimensional ("3-D") seismic survey technology, while maintaining its low administrative cost structure.

RECENT DEVELOPMENTS -- SUCCESSFUL USE OF 3-D SEISMIC SURVEYS

     The Company believes that, with strict quality control, utilizing 3-D seismic surveys in areas meeting the Company's 3-D seismic prospect criteria can result in achieving "exploratory drilling returns with developmental drilling risks."

     The Company first used 3-D seismic surveys in late 1992, beginning with a small area in the Horseshoe Atoll Reef Trend in the Permian Basin of West Texas. Based on the survey, the Company drilled one well -- which was a producing well -- in the survey area. The Company then expanded its 3-D seismic activities in the Horseshoe Atoll Reef Trend, achieving an 80% success ratio (productive wells to total wells drilled). This success ratio is significantly in excess of exploratory drilling results obtained using 2-D seismic survey technology and other conventional methods.

     The Company subsequently identified another area -- the Yegua/Frio Gas Trend in Jackson and Wharton Counties in the onshore Gulf Coast area of Texas -- that the Company believed was an excellent prospect for the use of 3-D seismic surveys. The Company conducted a 3-D seismic survey covering 16,000 acres in this area. Based in substantial part on successful drilling in reliance on this survey, subsequent 3-D seismic surveys and additional successful drilling based on these surveys, the Company has entered into a series of exploration (area of mutual interest) agreements covering approximately 268,000 acres and obtained leases or lease options on 130,555 gross (36,828 net) acres. Through September 30, 1996, the Company had drilled 53 wells in a 97,000-acre portion of this area, utilizing its 3-D seismic surveys, achieving an 81% success ratio. The Company is in the process of conducting 3-D seismic surveys on the remaining 171,000 acres. See "Use of Proceeds."

     The Company evaluates substantially all of its exploratory prospects using 3-D seismic surveys. The following table reflects certain information with respect to the wells drilled by the Company through September 30, 1996, using 3-D seismic surveys. Of the 51 productive wells reflected below, all but four continue to be producing wells at September 30, 1996.

                                                                                            AT SEPTEMBER 30, 1996
                                                      WELLS                  ----------------------------------------------------
                         ACREAGE       -----------------------------------                  REALIZED      FUTURE
 3-D SEISMIC PROJECT  --------------               PRO-           SUCCESS       TOTAL         NET           NET         PRESENT
 (YEAR SURVEY BEGAN)  GROSS     NET    DRILLED   DUCTIVE    DRY    RATIO     INVESTMENT     REVENUE*     REVENUE*       VALUE*
--------------------- ------   -----   -------   --------   ---   --------   -----------   ----------   -----------   -----------
Horseshoe Atoll Reef
  Trend (1992).......    960     720      10         8*      2       80%     $ 3,305,000   $3,457,000   $ 5,990,000   $ 3,945,000
Yegua/Frio Gas Trend:
  Phase I & II
    (1993)...........  9,043   1,796      30        22*      8       73%       6,051,000    5,009,000    35,489,000    26,076,000
  Phase III (1994)...  5,151   1,794      23        21       2       91%       1,056,000      485,000     5,607,000     3,635,000
                      ------   -----     ---       ---      ---              -----------   ----------   -----------   -----------
        Total........ 14,194   3,590      53        43      10       81%       7,107,000    5,494,000    41,096,000    29,711,000
                      ------   -----     ---       ---      ---              -----------   ----------   -----------   -----------
Total................ 15,154   4,310      63        51      12       81%     $10,412,000   $8,951,000   $47,086,000   $33,656,000
                      ======   =====     ===       ===      ===              ===========   ==========   ===========   ===========

------------------------------

* See footnotes on page 21.

RECENT FINANCIAL RESULTS AND OIL AND GAS DATA

     As a result of its successful drilling efforts, the Company's reserves and production have grown significantly and its financial results have improved substantially. These increases are due in significant part to the substantial number of productive wells completed during the first nine months of 1996 as a result of drilling in the Yegua/Frio Gas Trend.

     In the nine months ended September 30, 1996, compared to the comparable period of 1995, the Company's revenues increased by 183% to $9.7 million, while its general and administrative expenses and total costs and expenses increased by only 23% to $400,000 and 98% to $4.9 million, respectively, and its pretax income, net income and net income per share all increased over 1,700% to $3.9 million, $2.6 million, and $.17 per share, respectively.

     At September 30, 1996, compared to December 31, 1995, the Company's future net revenues (before income taxes) increased 75% to $82.0 million and the present value of its future net revenues (before income taxes) increased 102% to $52.3 million.

FUTURE PLANS AND STRATEGIES; USE OF PROCEEDS

     Based on the favorable drilling results achieved using its 3-D seismic surveys to date, the Company is currently conducting 3-D seismic surveys on 171,000 acres in the Yegua/Frio Gas Trend, as well as on certain of its Permian Basin properties. The Company intends to continue to drill wells on formations identified in the 3-D seismic surveys that meet the Company's drilling criteria.

     The Company intends to use the net proceeds of this Offering to repay most of the indebtedness outstanding under its $30 million revolving loan agreement with Bank One, Texas, N.A. (the "Bank"). At September 30, 1996, $16.2 million, bearing interest at 8.25%, was outstanding under the revolving loan agreement. The Company intends to reborrow under the revolving loan agreement from time-to-time as necessary, subject to borrowing base limitations, to fund 3-D seismic surveys, lease option exercises and drilling activities on its properties and optioned properties in the Yegua/Frio Gas Trend, enhancement drilling on the Company's Permian Basin properties, other drilling expenditures and acquisition opportunities and for general corporate purposes.

     On October 31, 1996, the Company received notice from the Bank that the borrowing base under the revolving loan agreement had been increased, effective November 1, 1996, from $19.5 million to $22.0 million, subject to formal credit approval, and that, upon successful completion of the offering made by this Prospectus, the Bank intends to review and anticipates increasing further the borrowing base, subject to formal credit approval.

                      SUMMARY FINANCIAL AND OPERATING DATA

                                                                                           NINE MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,             SEPTEMBER 30,
                                                   ----------------------------------   -----------------------
                                                     1993        1994         1995         1995         1996
                                                   --------   ----------   ----------   ----------   ----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AND UNIT DATA)
STATEMENT OF OPERATIONS DATA:
Oil and gas revenues.............................. $  3,446   $    4,693   $    4,714   $    3,420   $    9,693
Costs and expenses:
  Production costs................................    1,305        1,427        1,468        1,066        1,902
  General and administrative expense..............      298          340          433          315          386
  Depreciation, depletion and amortization........      918        1,572        1,618        1,095        2,619
                                                    -------   ----------   ----------   ----------   ----------
    Total costs and expenses......................    2,521        3,339        3,519        2,476        4,907
                                                    -------   ----------   ----------   ----------   ----------
Operating income..................................      925        1,354        1,195          944        4,786
                                                    -------   ----------   ----------   ----------   ----------
Interest expense, net.............................      427          711        1,035          772          931
                                                    -------   ----------   ----------   ----------   ----------
Pretax income.....................................      572          708          204          207        3,912
Income tax expense................................      196          263           67           70        1,330
                                                    -------   ----------   ----------   ----------   ----------
Income from continuing operations................. $    376   $      445   $      137   $      137   $    2,582
                                                    -------   ----------   ----------   ----------   ----------
Net income........................................ $    328   $      445   $      137   $      137   $    2,582
Net income per share.............................. $    .02   $      .03   $      .01   $      .01   $      .17
Weighted average shares outstanding...............   13,467       14,815       15,557       15,308       15,579
OTHER DATA:
EBITDA(1)......................................... $  1,917   $    2,991   $    2,857   $    2,074   $    7,462
Operating cash flow(2)............................ $  1,490   $    2,280   $    1,822   $    1,302   $    6,531
OPERATING DATA:
Production:
  Oil (Bbls)......................................  106,000      149,000      133,000      102,000      163,000
  Gas (Mcf).......................................  889,000    1,391,000    1,616,000    1,138,000    2,673,000
  EBO.............................................  254,000      381,000      402,000      292,000      609,000
Average sales price per unit:
  Oil (per Bbl)................................... $  16.86   $    15.81   $    17.26   $    17.17   $    21.00
  Gas (per Mcf)................................... $   1.86   $     1.68   $     1.50   $     1.46   $     2.34
  EBO............................................. $  13.54   $    12.31   $    11.72   $    11.72   $    15.93
Average costs per EBO:
  Production costs................................ $   5.14   $     3.75   $     3.65   $     3.65   $     3.12
  General and administrative expense.............. $   1.17   $      .89   $     1.08   $     1.08   $      .63
  Depreciation, depletion and amortization........ $   3.61   $     4.13   $     4.02   $     3.75   $     4.30

                                                                  AT SEPTEMBER 30, 1996
                                                               ----------------------------
                                                               ACTUAL        AS ADJUSTED(3)
                                                               -------       --------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital..............................................  $ 2,238          $  2,238
Total assets.................................................  $32,875          $ 32,875
Long-term debt...............................................  $16,213          $  5,025
Stockholders' equity.........................................  $13,439          $ 24,627

------------------------------

(1) EBITDA, or "earnings before interest, income taxes, depreciation, depletion, and amortization," is included because it is used by some investors in analyzing companies. EBITDA is not required by generally accepted accounting principles and should not be construed as an alternative to operating income, net income, net cash provided by operating activities or any other measure of performance required by generally accepted accounting principles or as an indicator of the Company's operating performance.

(2) Operating cash flow is net income plus the sum of (i) depreciation, depletion and amortization, (ii) deferred taxes, and (iii) cumulative effect of accounting change. Operating cash flow is a supplemental measure used by the Company in the evaluation of its business and should not be construed as an alternative to operating income or cash flow from operations and is presented solely as supplemental disclosure.

(3) As adjusted to give effect to the sale of 2,500,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                    SUMMARY OIL AND GAS RESERVE INFORMATION

     The following table sets forth summary information with respect to the Company's estimated proved oil and gas reserves at the end of and reserve replacement data for the periods indicated. For additional information relating to reserves, see "Business -- Oil and Gas Reserves."

                                                         DECEMBER 31,
                                           -----------------------------------------    SEPTEMBER 30,
                                              1993           1994           1995            1996
                                           -----------    -----------    -----------    -------------
ESTIMATED PROVED RESERVES:
Oil (Bbls)...............................    1,619,000      1,572,000      1,503,000        1,855,000
Gas (Mcf)................................   19,096,000     21,611,000     26,124,000       32,831,000
EBO......................................    4,802,000      5,174,000      5,857,000        7,327,000
Percent of proved developed reserves.....           76%            78%            81%              85%
Future net revenues (before income
  taxes).................................  $36,657,000    $37,354,000    $46,835,000     $ 82,010,000
Present value of future net revenues
  (before income taxes)..................  $21,137,000    $20,462,000    $25,890,000     $ 52,297,000
Average reserve life (in years)(1).......        18.91          13.58          14.56             9.02
RESERVE REPLACEMENT DATA:
Production replacement ratio(2)..........          363%           198%           270%             341%
Finding costs per EBO(3).................  $      5.05    $      6.90    $      2.75     $       3.71

------------------------------

(1) Calculated by dividing period-end proved reserves by annualized production for the most recent period.

(2) Calculated by dividing reserve additions through acquisitions of reserves, extensions and discoveries and revisions during the period by production for the period.

(3) Calculated by dividing costs incurred, excluding unproved property acquisition costs, for the period by reserve additions through acquisitions, extensions and discoveries, and revisions for such period.

                                  THE OFFERING

Common Stock offered................     2,500,000 shares of Common Stock of the
                                         Company, $.01 par value. The Company
                                         has granted the Underwriters an option
                                         to purchase up to 375,000 additional
                                         shares solely to cover over-allotments.

Common Stock to be outstanding after
the
  Offering..........................     17,396,358 shares(1).

Use of Proceeds.....................     The proceeds of the offering will be
                                         used to repay borrowings outstanding
                                         under the Company's revolving loan
                                         agreement. The Company anticipates
                                         reborrowing to fund its 3-D seismic,
                                         drilling, and other activities.

Nasdaq National Market symbol.......     PLLL.
------------------------------

(1) Assumes all of the shares offered hereby are sold and excludes 1,541,665 shares issuable upon exercise of outstanding stock options and warrants.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves a high degree of risk. Prior to making an investment decision, prospective purchasers of shares of the Common Stock offered hereby should consider carefully, together with the other information contained in this Prospectus, the matters set forth below.

DEPENDENCE ON KEY PERSONNEL; SMALL MANAGEMENT TEAM

     The success of the Company's business is highly dependent upon the services, efforts and abilities of Thomas R. Cambridge, the Chairman of the Board of Directors and Chief Executive Officer of the Company, and Larry C. Oldham, the President and a Director of the Company. The business of the Company could be materially and adversely affected if Mr. Cambridge or Mr. Oldham were to become unavailable for any reason. The Company also believes that its operations are dependent to some degree upon the availability of outside advisors and consultants, including geophysicists who provide 3-D seismic survey expertise. The Company does not have employment agreements with any of its officers or employees, nor does the Company have long term contractual arrangements with its consultants. In periods of improving market conditions, the Company's ability to obtain and retain qualified consultants on a timely basis may be adversely affected. The Company intends, prior to the completion of this offering, to purchase life insurance on the lives of Mr. Cambridge ($1 million) and Mr. Oldham ($5 million).

     At November 1, 1996, the Company had five full-time employees. The Company's future growth and profitability will also be dependent upon the Company's ability to attract and retain other qualified management personnel and to effectively manage its growth. There can be no assurance that the Company will be successful in doing so.

VOLATILITY OF OIL AND GAS PRICES

     The Company's revenues, cash flows and profitability are substantially dependent upon prevailing prices for both oil and gas. Historically, oil and gas prices and markets have been volatile, and they are likely to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include, among others, political conditions in the Middle East and other regions, the domestic and foreign supply of oil and gas, the level of consumer demand, weather conditions, domestic and foreign government regulations, the price and availability of alternative fuels and overall economic conditions.

CAPITAL REQUIREMENTS AND LIQUIDITY

     The oil and gas industry is capital intensive. The Company's cash flow from operations and the continued availability of credit to it are subject to a number of variables, including the Company's proved reserves and proved developed reserves, the level of oil and gas the Company is able to produce from existing wells, the prices at which oil and gas are sold and the Company's ability to acquire, locate and produce new reserves, each of which can materially affect the borrowing base availability under the Company's revolving loan agreement, its only credit facility. The Company may from time to time seek additional financing, either in the form of increased bank borrowings, sales of the Company's securities or other forms of financing. Except for the Company's revolving loan agreement, the Company has no agreements for any such financing and there can be no assurance as to the availability or terms of any such financing. To the extent the Company's resources and earnings are at any time insufficient to fund its activities or repay its indebtedness as due, the Company will need to raise additional funds through public or private financings or additional borrowings. No assurance can be given as to the Company's ability to obtain any such capital resources. If the Company is at any time not able to obtain then necessary capital resources, its results of operations and financial condition could be materially adversely affected. If, however, additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's stockholders at that time could be diluted and, in addition, such equity securities may have rights, preferences or privileges senior to those of the Common Stock.

REPLACEMENT OF RESERVES; DEPENDENCE ON EXPLORATORY DRILLING ACTIVITIES

     The Company's reserves are depleted as it produces oil and gas. Therefore, the Company's future success will depend upon its ability to find, develop or acquire additional oil and gas reserves at prices that permit profitable operations. Unless the Company conducts successful exploitation or exploration activities or acquires properties containing reserves, the proved reserves of the Company will decline. There can be no assurance that the Company's acquisition, exploitation and exploration activities will result in additional reserves, or that the Company will be able to drill productive wells at acceptable costs.

     The success of the Company is dependent upon the success of its exploratory drilling activities. Exploratory drilling is subject to numerous risks, including the risk that no commercially productive oil and gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including encountering unexpected formations and drilling conditions, equipment failures or accidents, as well as weather conditions, compliance with governmental requirements, shortages or delays in the delivery of equipment and the unavailability of qualified personnel. Historically, a majority of the Company's wells have been drilled to depths of less than 10,000 feet, but the Company also participates in the drilling of deeper wells and may in the future participate in the drilling of additional deep wells. Deeper drilling typically involves greater expense and risk.

OPERATING RISKS; RESULTS OF OPERATIONS

     The Company's operations are subject to all of the operating hazards and risks normally incident to drilling for and producing oil and gas, such as encountering unusual or unexpected formations and pressures, explosions, blowouts, fire, pipe and tubular failures, casing collapses, environmental pollution, and other disasters, any one of which could result in environmental damage, personal injury and other harm that could result in substantial liabilities to the Company. As is customary in the industry, the Company maintains insurance against some, but not all, of these risks. The Company maintains general liability insurance and obtains insurance against blowouts on a well-by-well basis, but it has not obtained insurance against operating hazards such as environmental risks. Should the Company sustain an uninsured liability, its ability to operate may be materially adversely affected. Drilling activities may also be curtailed, delayed or canceled as a result of numerous factors outside the Company's control, including but not limited to defects in title to properties, weather conditions, compliance with governmental requirements, mechanical difficulties, shortages or delays in the delivery of drilling rigs or other equipment and the unavailability of qualified personnel.

     No assurance can be given that the results of the Company's future drilling efforts based on 3-D seismic surveys, whether in areas in which the Company has used such surveys or elsewhere, will be as successful as its results employing such surveys to date, or successful at all.

     The Company's quarterly production and results of operations have varied from quarter to quarter. Based on its scheduled drilling activities, the Company does not currently anticipate that its production volumes in the fourth quarter of 1996 will increase significantly compared to its production volumes in the prior two quarters, and normal operating considerations and other factors could result in decreased production volumes in the fourth or subsequent quarters.

CONCENTRATION OF PRODUCING PROPERTIES

     Substantially all of the Company's producing properties are located in the State of Texas and approximately 57% of the Company's proved reserves are located in the Yegua/Frio Gas Trend onshore the Gulf Coast of Texas. At September 30, 1996, the Company owned interests in 174 gross (94.36 net) producing oil and gas wells. The Company has 25 gross producing wells that represent approximately 63% of the discounted present value of the Company's total proved reserves at September 30, 1996. Any material harm to the current producing reservoirs or any significant governmental regulation with respect to these wells, including any curtailment of production or interruption of transportation of oil or gas produced from the wells, could have a material adverse effect on the Company's liquidity and results of operations.

COMPETITION; PROPERTY ACQUISITIONS

     The Company operates in a highly competitive environment in all facets of its operations. In seeking to acquire desirable properties suitable for exploration or acquisition, the Company faces intense competition from both major and independent oil and gas companies, as well as from numerous individuals and drilling programs. Many of these competitors have financial and other resources substantially in excess of those available to the Company. See "Business -- Competition."

IMPRECISION OF OIL AND GAS RESERVE ESTIMATES

     The proved developed and undeveloped oil and gas reserve figures included in this Prospectus are estimates based on reserve reports prepared by independent petroleum engineers. The estimation of reserves requires substantial judgment on the part of the petroleum engineers and is based upon a number of variable factors and assumptions, all of which are to some degree speculative, resulting in imprecise determinations, particularly with respect to new discoveries. Estimates of reserves, future net revenues and present values of future net revenues prepared or based on reports by petroleum engineers are estimates only, and different petroleum engineers' estimates may vary substantially depending, in part, on the assumptions made and may be subject to material adjustment either up or down in the future. Accordingly, actual quantities of oil and gas may differ materially from the amounts set forth in the engineers' reports.

     The reserve information in this Prospectus is subject to further uncertainty because 20 of the Company's producing wells have been completed since January 1996 and, as a result, 44% of the present value of the Company's proved reserves of oil and gas are based on limited production and reservoir information. Further, actual production, revenues, taxes, development and operating expenditures may not occur as estimated. For these and other reasons, estimates of economically recoverable oil and gas reserves, future net revenues, and present values of future net revenues may vary materially from actual results. See "Business -- Oil and Gas Reserves."

GOVERNMENT REGULATION; ENVIRONMENTAL RISKS

     The Company's business is subject to substantial regulation under local, state and federal laws relating to the exploration for, and the development, production, marketing, pricing, transportation and storage of, oil and gas, as well as environmental and safety matters. In the past, prices of oil and gas have been controlled by and subject to governmental regulation and there can be no assurance that such price controls will not again be implemented in the future. There can be no assurance that present or future regulation will not adversely affect the operations of the Company. See "Business -- Regulation."

     The oil and gas industry is also subject to substantial environmental risks, such as oil spills, oil and gas leaks, ruptures, and discharges of oil and toxic gases, which could expose the Company to substantial liability. The Company believes that the oil and gas industry may experience increasing liabilities and risks under the Comprehensive Environmental Response, Compensation and Liability Act, as well as other federal, state and local environmental laws, as a result of increased enforcement of environmental laws by various regulatory agencies. Any such liabilities could be materially adverse to the Company. New or different environmental standards imposed in the future may also adversely affect the Company.

     As an "owner" or "operator" of property where hazardous materials may exist or be present, the Company, like others engaged in the petroleum industry, could be liable for fines and "clean-up" or remediation costs, regardless of whether the Company was responsible for the release of any hazardous substances. Management of the Company does not believe that its environmental risks are materially different from those of comparable companies engaged in similar businesses. However, the Company has not obtained environmental compliance surveys, including so-called "phase one" reports, which would disclose matters of public record and could disclose evidence of environmental contamination requiring remediation on any of its properties.

TITLE TO PROPERTIES

     As is customary in the oil and gas industry, the Company conducts only a preliminary title examination at the time properties believed to be suitable for drilling operations are acquired. Prior to the commencement of drilling operations, a more extensive title examination of the properties in the drill site tract believed to have higher values is generally conducted and title documents for some other properties are examined to a lesser extent. However, even the more extensive review would not necessarily reveal existing or potential title defects.

Accordingly, no assurance can be given that the Company could successfully or economically defend title to its properties. See "Business -- Title to Properties."

WELLS OPERATED UNDER JOINT OPERATING AGREEMENTS

     Substantially all of the Company's business activities are conducted through joint operating agreements in which the Company owns a partial interest in oil and gas wells and the wells are operated by the Company or other joint owners. At September 30, 1996, the Company owned interests in 85 gross (64.53 net) oil and gas wells where it is the operator (68% of its net wells) and 89 gross (29.83 net) oil and gas wells where it is not the operator (32% of its net wells). To the extent the Company is not the operator, it has risks because it must reimburse its share of costs, but does not have control over normal operating procedures and expenditures. To the extent the Company is the operator, it is at risk if one of the joint owners does not reimburse its share of costs. Since the Company does not have a majority position with respect to most wells in which it has an interest but is not the operator, the Company may not be in a position to remove the operator in the event of poor performance.

BLANK CHECK PREFERRED STOCK

     The Company is authorized to issue 40,000,000 shares of Preferred Stock, none of which are outstanding. The Board of Directors has total discretion in the issuance and the determination of the rights and privileges of any shares of Preferred Stock which might be issued in the future, which rights and privileges may be detrimental to the holders of the Common Stock. Also, the issuance of Preferred Stock in the future could discourage or impede a tender offer, proxy contest or other similar transaction involving a potential change in control of the Company that might be viewed favorably by stockholders.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of the Common Stock of the Company in the public market following the offering made hereby could adversely affect the market price for the Common Stock. After this offering, if all of the shares offered hereby are sold, the Company will have outstanding 17,396,358 shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option). Of the 14,896,358 shares of Common Stock outstanding at the date of this Prospectus, 2,908,565 shares, which may not otherwise be publicly saleable, are covered by effective registration statements permitting public resale. The Company believes that approximately 1,600,000 of these shares have been sold in the public market. The Company believes that no single person, except persons who have agreed not to sell for 180 days, owns more than 100,000 of the shares covered by these registration statements. The officers and directors of the Company and certain of their affiliates, who in the aggregate beneficially own 3,084,531 shares of Common Stock (230,000 of which are covered by the registration statements), have agreed that they will not sell any Common Stock without the prior written consent of Van Kasper & Company for a period of 180 days from the date of this Prospectus. Upon expiration of these restrictions, the officers and directors of the Company and their affiliates will be free to sell the shares beneficially owned by them, subject to compliance with Rule 144 under the Securities Act of 1933, as amended. See "Shares Eligible For Future Sale."

FORWARD LOOKING INFORMATION; CERTAIN CAUTIONARY STATEMENTS

     Certain statements contained in this Prospectus are forward looking statements. Included in these are statements with respect to the Company's oil and gas reserves, future net revenues, present values of future net revenues, and budgeted or anticipated expenses. All of these statements involve assumptions of future events which may not prove to be accurate and risks and uncertainties. These risks and uncertainties include risks associated with the drilling of wells, competition, financing availability, fluctuations in prices of oil and gas, governmental regulation, geological concentration of the Company's reserves and the matters set forth under "Imprecision of Reserve Estimates" above, elsewhere in the "Risk Factors" section and elsewhere in this Prospectus. For these and other reasons, actual results may differ materially from those projected or implied.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be approximately $11.2 million ($12.9 million, if the Underwriters' over-allotment option is exercised in full), assuming an offering price of $5.00 per share. The Company intends to use these net proceeds to reduce the indebtedness outstanding under the Company's $30 million revolving loan agreement with Bank One, Texas, N.A. (the "Bank"). At September 30, 1996, $16.2 million, bearing interest at 8.25%, was outstanding under the revolving loan agreement. The revolving loan agreement, which matures in July, 2001, is secured by substantially all of the Company's oil and gas properties. These borrowings under the revolving loan agreement were incurred to finance the Company's property acquisition, 3-D seismic surveys, and enhancement and drilling activities.

     The Company intends to reborrow under the revolving loan agreement from time-to-time as necessary, subject to borrowing base limitations, to fund 3-D seismic surveys, lease option exercises and drilling activities on its properties and optioned properties in the Yegua/Frio Gas Trend, enhancement drilling on the Company's Permian Basin properties, other drilling expenditures and acquisition opportunities and for general corporate purposes.

     On October 31, 1996, the Company received notice from the Bank that the borrowing base under the revolving loan agreement had been increased, effective November 1, 1996, from $19.5 million to $22.0 million, subject to formal credit approval, and that, upon successful completion of the offering made by this Prospectus, the Bank intends to review and anticipates increasing further the borrowing base, subject to formal credit approval. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at September 30, 1996 and as adjusted to give effect to the sale of the shares of Common Stock offered hereby and the anticipated use of the estimated net proceeds therefrom, assuming no exercise of the Underwriters' over-allotment option.

                                                                         SEPTEMBER 30, 1996
                                                                     ---------------------------
                                                                        ACTUAL       AS ADJUSTED
                                                                     ------------    -----------
                                                                           (IN THOUSANDS)
Current maturities of long term debt...............................  $         --      $    --
                                                                      ===========    ===========
Long-term liabilities:
  Revolving loan agreement(1)......................................  $     16,213      $ 5,025
                                                                      -----------    -----------
     Total long-term liabilities...................................        16,213        5,025
                                                                      -----------    -----------
Stockholders' equity:
  Common stock, $.01 par value, 100,000,000 shares authorized;
     14,866,358 shares issued and outstanding and 17,366,358 shares
     as adjusted...................................................           149          174
  Additional paid-in surplus.......................................        11,684       22,847
  Retained earnings................................................         1,606        1,606
                                                                      -----------    -----------
     Total stockholders' equity....................................        13,439       24,627
                                                                      -----------    -----------
       Total capitalization........................................  $     29,652      $29,652
                                                                      ===========    ===========

------------------------------

(1) For information regarding terms and interest rates, see note 3 of notes to the Financial Statements of the Company.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock commenced trading on the Nasdaq National Market on June 1, 1994 and, prior to that time, was traded on the Nasdaq Small Cap Market. The Common Stock trades under the symbol "PLLL." The following table sets forth, on a per share basis for the periods indicated, the high and low bid quotations for the Common Stock as reported by Nasdaq. The bid quotations represent inter-dealer prices, without retail mark-up, mark-down or commission, and do not necessarily represent actual transactions.

                                                                            HIGH      LOW
                                                                           ------    ------
    1994
      First quarter......................................................  $ 4.69    $ 2.75
      Second quarter.....................................................    4.75      3.38
      Third quarter......................................................    3.75      3.44
      Fourth quarter.....................................................    3.50      2.88
    1995
      First quarter......................................................    3.06      2.00
      Second quarter.....................................................    2.06      1.38
      Third quarter......................................................    2.44      1.63
      Fourth quarter.....................................................    1.97      1.38
    1996
      First quarter......................................................    2.75      1.75
      Second quarter.....................................................    4.00      2.50
      Third quarter......................................................    5.56      3.56
      Fourth quarter (through November 5)................................    5.44      4.63

     The last reported sale price of the Company's Common Stock on November 5, 1996, as reported by the Nasdaq National Market was $5.00 per share.

     As of October 22, 1996, there were approximately 2,412 shareholders of record of the Company's Common Stock. During the year ended December 31, 1995 and for the nine months ended September 30, 1996, the average daily trading volume of the Common Stock was approximately 37,000 shares and 64,000 shares, respectively.

                                   DIVIDENDS

     The Company has never paid any cash dividends on shares of its Common Stock and does not anticipate paying any cash dividends on the Common Stock in the future. The Company's revolving loan agreement prohibits the payment of cash dividends.

                    SELECTED FINANCIAL AND OIL AND GAS DATA

     The following tables set forth selected financial and oil and gas data for the Company as of the dates and for the periods indicated.

     The financial data for the three years ended December 31, 1995 were derived from the Financial Statements of the Company, which have been audited by KPMG Peat Marwick LLP, independent auditors. The data for the nine months ended September 30, 1995 and 1996 have been derived from unaudited financial statements of the Company. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary for a fair presentation of the unaudited information presented. Results for the nine-months ended September 30, 1996 are not necessarily indicative of results to be expected for the full year because of, among other reasons, seasonal fluctuations in demand, variations in production and possible changes in prices for oil and gas. The data set forth in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and related notes thereto, appearing elsewhere in this Prospectus.

                            SELECTED FINANCIAL DATA

                                                                                NINE MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                                           -------------------------------     -------------------
                                            1993        1994        1995        1995        1996
                                           -------     -------     -------     -------     -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Oil and gas revenues.....................  $ 3,446     $ 4,693     $ 4,714     $ 3,420     $ 9,693
Costs and expenses:
  Production costs.......................    1,305       1,427       1,468       1,066       1,902
  General and administrative expense.....      298         340         433         315         386
  Depreciation, depletion and
     amortization........................      918       1,572       1,618       1,095       2,619
                                            ------      ------      ------      ------      ------
          Total costs and expenses.......    2,521       3,339       3,519       2,476       4,907
                                            ------      ------      ------      ------      ------
Operating income.........................      925       1,354       1,195         944       4,786
Interest expense, net....................      427         711       1,035         772         931
Other expense (income)...................      (74)        (65)        (44)        (35)        (57)
                                            ------      ------      ------      ------      ------
Pretax income............................      572         708         204         207       3,912
Income tax expense.......................      196         263          67          70       1,330
                                            ------      ------      ------      ------      ------
Income before cumulative effect of
  accounting change......................      376         445         137         137       2,582
Cumulative effect of accounting
  change(1)..............................      (48)         --          --          --          --
                                            ------      ------      ------      ------      ------
Net income...............................  $   328     $   445     $   137     $   137     $ 2,582
                                            ======      ======      ======      ======      ======
Net income per share.....................  $   .02     $   .03     $   .01     $   .01     $   .17
Weighted average shares outstanding......   13,467      14,815      15,557      15,308      15,579
OTHER DATA:
EBITDA(2)................................  $ 1,917     $ 2,991     $ 2,857     $ 2,074     $ 7,462
Operating cash flow(3)...................  $ 1,490     $ 2,280     $ 1,822     $ 1,302     $ 6,531

                                                            AT SEPTEMBER 30,
                                                           -------------------
                                                            1995        1996
                                                           -------     -------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital..........................................  $   243     $ 2,238
Total assets.............................................  $22,493     $32,875
Long-term debt...........................................  $10,439     $16,213
Stockholders' equity.....................................  $10,824     $13,439

------------------------------

See footnotes on page 15.

                           SELECTED OIL AND GAS DATA

     The following table contains certain selected information regarding oil and gas production and, based upon independent engineers' reports, estimated proved reserves of the Company.

                                                                                   NINE MONTHS
                                       YEARS ENDED DECEMBER 31,                ENDED SEPTEMBER 30,
                              ------------------------------------------   ---------------------------
                                  1993           1994           1995           1995           1996
                              ------------   ------------   ------------   ------------   ------------
OPERATING DATA:
Production:
  Oil (Bbls)................       106,000        149,000        133,000        102,000        163,000
  Gas (Mcf).................       889,000      1,392,000      1,616,000      1,138,000      2,672,000
  EBO.......................       254,000        381,000        402,000        292,000        609,000
Average sales price per
  unit:
  Oil (Bbls)................  $      16.86   $      15.81   $      17.26   $      17.17   $      21.00
  Gas (Mcf).................  $       1.86   $       1.68   $       1.50   $       1.46   $       2.34
  EBO.......................  $      13.54   $      12.31   $      11.72   $      11.72   $      15.93
Average costs per EBO:
  Production costs..........  $       5.14   $       3.75   $       3.65   $       3.65   $       3.12
  General and administrative
     expense................  $       1.17   $        .89   $       1.08   $       1.08   $        .63
  Depreciation, depletion
     and amortization.......  $       3.61   $       4.13   $       4.02   $       3.75   $       4.30
RESERVE INFORMATION (AT END
  OF PERIOD):
Proved reserves(4)
  Oil (Bbls)................     1,619,000      1,572,000      1,503,000        *            1,855,000
  Gas (Mcf).................    19,096,000     21,611,000     26,124,000        *           32,831,000
  EBO.......................     4,801,000      5,174,000      5,857,000        *            7,327,000
Future net revenues (before
  income taxes)(5)(6).......  $ 36,657,000   $ 37,354,000   $ 46,835,000        *         $ 82,010,000
Future net revenues (net of
  income taxes)(5)(7).......  $ 31,110,000   $ 33,032,000   $ 39,593,000        *         $ 65,554,000
Present value of future net
  revenues (before income
  taxes)(5)(6)..............  $ 21,137,000   $ 20,462,000   $ 25,890,000        *         $ 52,297,000
Present value of future net
  revenues (after income
  taxes)(5)(7)..............  $ 20,073,000   $ 20,462,000   $ 25,165,000        *         $ 45,304,000

------------------------------

Footnotes to table above and "Selected Financial Data" on page 14.

 * The Company generally commissions reserve reports on an annual basis and did not commission a reserve report at September 30, 1995.

(1) In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes (FAS
    109)." The Company adopted FAS 109 in the first quarter of 1993. Upon adoption of FAS 109, a net deferred tax liability of $48,052 was recognized at January 1, 1993, reflecting the effects of a net book over tax basis and limited utilization of the net operating loss carryforward.

(2) EBITDA, or "earnings before interest, income taxes, and depreciation, depletion, and amortization," is included because it is used by some investors in analyzing companies. EBITDA is not required by generally accepted accounting principles and should not be construed as an alternative to operating income, net income, net cash provided by operating activities or any other measure of performance required by generally accepted accounting principles or as an indicator of the Company's operating performance.

(3) Operating cash flow is net income plus the sum of (i) depreciation, depletion and amortization, (ii) deferred taxes, and (iii) cumulative effect of accounting change. Operating cash flow is a supplemental measure used by the Company in the evaluation of its business and should not be construed as an alternative to operating income or cash flow from operations and is presented solely as supplemental disclosure.

(4) The components of the Company's reserves (different grades of oil and gas) and period-end oil and gas prices can materially impact the information shown.

(5) See "Supplemental Information About Oil and Gas Producing Activities (unaudited)," note 13 of the notes to the financial statements of the Company.

(6) Future net revenues (before income taxes) and the present value of future net revenues (before income taxes) are based on reserve reports prepared by independent petroleum engineers on a pre-tax basis using sales prices and costs in effect as of the respective dates of the reports and a 10% discount rate. See footnotes (5) and (7).

(7) Future net revenues (net of income taxes) and the present value of future net revenues (net of income taxes) represent the estimated after-tax amounts of the future net revenues (before income taxes) and the present value of future net revenues (before income taxes) set forth above, applying the statutory income tax rates in effect as of the dates for which the information is presented, in accordance with Statement of Financial Accounting Standards No. 69. See footnotes (5) and (6). Neither this information, nor such information on a pre-tax basis (footnote (6)), should be viewed as the current value of the Company.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's Financial Statements and the related notes thereto.

OVERVIEW

     The Company's long-term business strategy is to increase the Company's reserve base by utilizing 3-D seismic technology to endeavor to obtain exploratory drilling returns on capital invested with developmental drilling risks.

     The Company intends to exploit its existing properties and acquire those properties which it believes can be exploited by developing reserves not previously produced. The Company undertakes projects only when it believes the project has the potential for initial cash flow adequate to return the project's capital expenditures within a short period of time, generally less than 36 months. The Company also endeavors to maximize the present value of its projects by accelerating production of its reserves consistent with prudent reservoir management.

     As part of this business strategy, the Company has made significant acquisitions of oil and gas producing properties in the Permian Basin of West Texas and has discovered oil and gas reserves through the use of 3-D seismic technology in the Horseshoe Atoll Reef Trend of West Texas and the Yegua/Frio Gas Trend onshore the Gulf Coast of Texas. Capital utilized to acquire such reserves has been provided primarily by secured bank financing, sales of the Company's equity securities and cash flow from operations. The Company currently anticipates that its total capital expenditures over the next 12 months in connection with the implementation of its business strategy will be approximately $8.0 million. See "-- Liquidity and Capital Resources."

     The Company's operating performance is influenced by several factors, the most significant of which are the prices received for its oil and gas and the Company's production volumes. The world price for oil has overall influence on the prices that the Company receives for it oil production. The prices received for different grades of oil are based upon the world price for oil, which is then adjusted based upon the particular grade. Typically, light oil is sold at a premium, while heavy grades of crude are discounted. Gas prices the Company receives are primarily influenced by seasonal demand, weather, hurricane conditions in the Gulf of Mexico, availability of pipeline transportation to end users and proximity of the Company's wells to major transportation pipeline infrastructure and, to a lesser extent, world oil prices. Additional factors influencing operating performance include production expenses, overhead requirements, and cost of capital.

     The Company's oil and gas producing activities are accounted for using the full cost method of accounting. Accordingly, the Company capitalizes all costs incurred in connection with the acquisition of oil and gas properties and the exploration for and development of oil and gas reserves. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling both productive and non-productive wells, and overhead expenses directly related to land acquisition and exploration and development activities. Proceeds from the disposition of oil and gas properties are accounted for as a reduction in capitalized costs, with no gain or loss recognized unless such disposition involves a material change in reserves, in which case the gain or loss is recognized.

     Depletion of the capitalized costs of oil and gas properties, including estimated future development costs, is provided using the equivalent unit-of-production method based upon estimates of proved oil and gas reserves and production, which are converted to a common unit of measure based upon their relative energy content. Unproved oil and gas properties are not amortized but are individually assessed for impairment. The cost of any impaired property is transferred to the balance of oil and gas properties being depleted.

     The Company's quarterly production and results of operations have varied from quarter to quarter. Based on its scheduled drilling activities, the Company does not currently anticipate that its production volumes in the fourth quarter of 1996 will increase significantly compared to its production volumes in the prior two quarters, and normal operating considerations and other factors could result in decreased production volumes in the fourth or any subsequent quarters.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage of total revenues represented by each item reflected on the Company's statements of operations.

                                                                                     NINE MONTHS
                                                                                        ENDED
                                                     YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                                     -------------------------     ---------------
                                                     1993      1994      1995      1995      1996
                                                     -----     -----     -----     -----     -----
Oil and gas revenues...............................  100.0%    100.0%    100.0%    100.0%    100.0%
Costs and expenses:
  Production costs.................................   37.9      30.4      31.1      31.2      19.6
  General and administrative expense...............    8.6       7.2       9.2       9.2       4.0
  Depreciation, depletion and amortization.........   26.7      33.5      34.3      32.0      27.0
                                                     -----     -----     -----     -----     -----
          Total costs and expenses.................   73.2      71.1      74.6      72.4      50.6
                                                     -----     -----     -----     -----     -----
Operating income...................................   26.8      28.9      25.4      27.6      49.4
                                                     -----     -----     -----     -----     -----
Interest expense, net..............................   12.4      15.2      22.0      22.6       9.6
Other expense (income).............................   (2.1)     (1.3)      (.9)     (1.0)      (.6)
                                                     -----     -----     -----     -----     -----
Pretax income......................................   16.6      15.1       4.3       6.1      40.4
Income tax expense.................................    5.7       5.6       1.4       2.0      13.7
                                                     -----     -----     -----     -----     -----
Income before cumulative effect of accounting
  change...........................................   10.9       9.5       2.9       4.0      26.7
Cumulative effect of accounting change.............   (1.4)       --        --        --        --
                                                     -----     -----     -----     -----     -----
Net income.........................................    9.5%      9.5%      2.9%      4.0%     26.7%

  NINE MONTHS ENDED SEPTEMBER 30, 1996 AND SEPTEMBER 30, 1995

     Oil and Gas Revenues. Oil and gas revenues increased $6.3 million, or 183%, to $9.7 million for the nine months ended September 30, 1996, from $3.4 million for the same period of 1995. The increase was primarily the result of a 317,000 EBO, or 109%, increase to 609,000 EBO in the Company's oil and gas production, and an increase of 36% in the average sales price per EBO from $11.72 in the nine months ended September 30, 1995 to $15.93 for the same period of 1996. Of the $6.3 million increase in revenues, $3.7 million was attributable to increased oil and gas production volume and $2.6 million was attributable to the increase in average sales prices, primarily gas prices. Of the increase in revenues, $4.4 million, or 70%, was due to production from the Yegua/Frio Gas Trend properties which were drilled, completed and began production during 1996.

     Production Costs. Production costs increased $836,000, or 78%, to $1.9 million for the nine months ended September 30, 1996, from $1.1 million for the same period of 1995. The increase in production of 317,000 EBO was responsible for the increase in production costs. Production costs as a percentage of revenues declined primarily because of the 36% increase in the average sales price per EBO. Additionally, average production costs per EBO declined 15% to $3.12 in the first nine months of 1996 compared to $3.65 in the same period of 1995 as a result of new production from the Company's Yegua/Frio wells. At September 30, 1996, substantially all of the Company's oil wells employed artificial lift (pumping) and have higher associated production costs than its gas wells, which flow. As a result of its successful drilling efforts in the Yegua/Frio Gas Trend during the first nine months of 1996, the Company's production became more weighted toward gas production.

     General and Administrative Expenses. General and administrative expenses increased $71,000, or 23%, to $386,000 for the first nine months of 1996, from $315,000 for the same period of 1995. As a result of the Company's low administrative cost structure and the increase in revenues, the Company's general and administrative expenses as a percentage of revenues decreased from 9.2% for the nine months ended September 30, 1995 to 4.0% for the same period in 1996.

     Depreciation, Depletion and Amortization Expense. Depreciation, depletion and amortization expense increased $1.5 million, or 136%, to $2.6 million in the nine months ended September 30, 1996, from $1.1 million for the same period of 1995. The decrease in depletion, depreciation and amortization as a percentage of revenues is primarily a result of the increase in prices realized per EBO, partially offset by an increase in the DD&A Rate to $4.30 in the nine months ended September 30, 1996 from $3.75 in 1995. The increase in the DD&A Rate is attributable to increased exploration and drilling activities. During the first nine months of 1996, the Company added 1.5 million EBO to its reserve base, net of 609,000 EBO of production, an increase of 31% to its net reserves. Depreciation, depletion and amortization expenses increased only 15% per EBO, reflecting the Company's success in its drilling activities.

     Net Interest Expense. Interest expense increased $160,000, or 21%, to $932,000 for the nine months ended September 30, 1996, from $773,000 for the same period of 1995, due principally to increased borrowings under the Company's revolving loan agreement, offset partially by a decrease in interest rates.

     Income Tax Expense. The Company had an effective tax rate of 34% for the nine month periods ended September 30, 1996 and 1995.

     Net Income and Operating Cash Flow. Net income increased $2.4 million, or 1,785%, to $2.6 million for the nine months ended September 30, 1996, compared to $137,000 for the nine months ended September 30, 1995. Operating cash flow increased approximately $5.2 million, or 402%, to $6.5 million for the nine months ended September 30, 1996 compared to $1.3 million for the nine months ended September 30, 1995. The net income and operating cash flow increases are primarily due to the 183% increase in oil and gas revenues and, due to the Company's low administrative cost structure, costs not increasing in proportion to the increase in revenues.

  YEARS ENDED DECEMBER 31, 1995 AND DECEMBER 31, 1994

     Oil and Gas Revenues. Oil and gas revenues increased $21,000 in 1995, compared to 1994. The increase was the result of a 5% increase in oil and gas production from 381,000 EBO to 402,000 EBO, offset by a decrease of 5% in the average sales price per EBO from $12.31 in 1994 to $11.72 in 1995.

     Production Costs. Production costs increased $41,000, or 3%, to $1.5 million in 1995 compared to $1.4 million in 1994. While the average sales price per EBO, which was slightly lower in 1995, accounted for the small increase in production costs as a percentage of revenues, average production costs per EBO were slightly lower at $3.65 in 1995 compared to $3.74 in 1994.

     General and Administrative Expenses. General and administrative expenses increased $93,000, or 27%, to $433,000 in 1995 from $340,000 in 1994.
Substantially all of this increase was attributable to the increase in staff of one employee and overall increases in general corporate expenses.

     Depreciation, Depletion and Amortization Expense. Depreciation, depletion and amortization expense increased approximately $46,000, or 3%. The increase was due to a 5% increase in production volumes sold in 1995 and the decline in the DD&A Rate per EBO to $4.02 in 1995 from $4.13 in 1994.

     Net Interest Expense. Interest expense increased $324,000, or 46%, to $1.0 million in 1995, compared to $711,000 in 1994, due primarily to increased borrowings under the Company's revolving loan agreement.

     Income Tax Expense. The Company had an effective tax rate of 34% for both 1995 and 1994.

     Net Income and Operating Cash Flow. Net income decreased $308,000 to $137,000 in 1995 compared to $445,000 in 1994 and operating cash flow from operations, before working capital adjustments, decreased $458,000, or 20%, to $1.8 million in 1995 compared to $2.3 million in 1994.

  YEARS ENDED DECEMBER 31, 1994 AND DECEMBER 31, 1993

     Oil and Gas Revenues. Oil and gas revenues increased $1.3 million, or 37%, to $4.7 million in 1994 compared to $3.4 million in 1993. The increase was primarily the result of a 50% increase in oil and gas production from 254,000 EBO to 381,000 EBO, offset by a decrease of 9% in the average price per EBO from $13.54 in 1993 to $12.31 in 1994. Production increased because of the Company's new discoveries in the Horseshoe Atoll Reef Trend of West Texas that were located using 3-D seismic technology.

     Production Costs. Production costs increased $122,000, or 9%, to $1.4 million in 1994 compared to $1.3 million in 1993. The increase in production of 127,000 EBO was responsible for the increase in production costs, partially offsetting the decrease in the average price per EBO from oil and gas sales, average production costs per EBO declined 27% to $3.75 in 1994 compared to $5.14 in 1993 as a result of new production from the Company's Horseshoe Atoll Reef Trend flowing oil wells. At December 31, 1995, substantially all of the Company's oil wells employed artificial lift (pumping) and have higher production costs than its gas wells.

     General and Administrative Expenses. General and administrative expense increased $42,000, or 14%, to $340,000 in 1994 from $298,000 in 1993 due to the increase in staff by one employee and overall increases in general corporate expenses.

     Depreciation, Depletion and Amortization Expense. Depreciation, depletion and amortization expense increased $652,000, or 71%, to $1.57 million in 1994 from $918,000 in 1993. Depreciation, depletion and amortization expense increased 14% per EBO, reflecting the Company's success in drilling activities.

     Interest Expense. Interest expense increased $284,000, or 67%, to $711,000 in 1994 from $427,000 in 1993, due principally to increased borrowings under the Company's revolving loan agreement.

     Income Tax Expense. The Company had an effective tax rate of 34% for 1994 and 1993.

     Net Income and Operating Cash Flow. Net income increased $117,000 to $445,000 in 1994 compared to $328,000 in 1993. Operating cash flow increased $790,000, or 53%, to $2.3 million in 1994 compared to $1.49 million for 1993.

LIQUIDITY AND CAPITAL RESOURCES

     As of November 1, 1996, the Company had budgeted expenditures of approximately $8.0 million for 3-D seismic surveys, drilling and enhancement activities in the ensuing 12 months, on the assumption that the 3-D seismic surveys and results of drilling done from time to time will justify such expenditures. Depending on the results of its 3-D seismic activities, the Company may expend additional material amounts for drilling and completion activities.

     Upon completion of this Offering, after giving effect to the application of the estimated net proceeds to repay most of the borrowings outstanding under its revolving loan agreement, the Company believes that its borrowing capacity under its revolving loan agreement, when combined with its currently budgeted cash flows from operations, will be sufficient to fund its presently anticipated working capital requirements and such capital expenditures through the next 12 months.

     On July 1, 1996, the Company entered into its revolving loan agreement, maturing in July 2001, with Bank One, Texas, N.A., to refinance the outstanding indebtedness under its loan agreement with its former bank lender and to provide funds for working capital. The Company may borrow up to the lesser of $30 million or the "borrowing base" in effect from time to time. The borrowing base is redetermined by the bank semi-annually on or about April 1 and October 1 of each year, or at such other times as the bank elects. At September 30, 1996, the borrowing base and outstanding debt were $19.5 million and $16.3 million, respectively.

     The Company's operating activities during the nine month period ended September 30, 1996, provided operating cash flow of $6.5 million. Net income of $2.6 million, adjusted for non-cash charges (primarily depreciation, depletion and amortization and deferred income taxes) of $3.9 million was the primary source of this cash flow. Operating cash flow was $1.5 million for the nine months ended September 30, 1995. Net income of $137,000, adjusted for non-cash charges (primarily depreciation, depletion and amortization and deferred taxes) of $1.2 million, was the principal source of operating cash flow for the nine month period ended September 30, 1995.

     Investing activities during the nine month period ended September 30, 1996 resulted in a net cash outflow of $9.2 million, all of which is attributable to oil and gas property acquisition, development and exploration expenditures. Investing activities during the nine month period ended September 30, 1995 resulted in a utilization of net cash of $1.3 million. Expenditures for oil and gas property acquisitions and exploration and development activities were $2.5 million and sales of undeveloped oil and gas properties provided cash of $1.3 million in the nine months ended September 30, 1995.

     Financing activities during the nine month period ended September 30, 1996, which provided net cash flow of $4.6 million, consisted principally of borrowings under the Company's revolving loan agreement. Financing activities during the nine month period ended September 30, 1995, which provided net cash flow of $797,000, consisted principally of activity on the Company's revolving loan agreement and net proceeds of $1.3 million realized from the sale of shares of the Company's Common Stock in a private placement.

                                    BUSINESS

     The Company is primarily engaged in the exploration for and development of oil and gas properties. The Company's primary focus of activities is in the Permian Basin of West Texas and the onshore Gulf Coast area of Texas, particularly the Yegua/Frio Gas Trend and the Horseshoe Atoll Reef Trend. At September 30, 1996, the Company had total estimated net proved reserves of approximately 7.3 million EBO, consisting of 32.8 Bcf of gas and 1,855,000 Bbls of oil having a future net revenue (before income taxes) of $82.0 million and a present value (before income taxes) of $52.3 million. Approximately 75% of the Company's proved reserves are gas and approximately 84% are proved developed. The reserve life of the Company's proved reserves, at current production levels, is approximately nine years.

     The Company was incorporated in Texas in 1979 and reincorporated in Delaware in 1984. The Company's offices are located at One Marienfeld Place, Suite 465, Midland, Texas 79701 and its telephone number is (915) 684-3727.

RECENT DEVELOPMENTS

     In 1989, the Company began acquiring producing properties in the Permian Basin of West Texas. From 1989 through 1994, five major acquisitions were made.

     In 1992, the Company first used 3-D seismic technology by applying it to a small area in the Horseshoe Atoll Reef Trend, in which the Company had drilled a discovery well in 1986. After commissioning a 3-D seismic survey of a small area of this trend at minimal cost, the Company identified an undrilled feature. Subsequently, the feature was drilled, resulted in a discovery and production began from this well. Based upon this success, the Company then performed a comprehensive geological review of the area and obtained seismic permits and lease options on approximately 5,000 acres in the immediate area of the discovery. The Company conducted a 3-D seismic survey on the area and, based on the results of the survey, drilled nine additional wells. The Company achieved an 80% success ratio in drilling these properties. While three of these wells were subsequently plugged and abandoned due to marginal economics, the Company was encouraged by this success in using 3-D seismic technology.

     The Company believes 3-D seismic technology is not necessarily useful in all areas. See "-- Use of 3-D Seismic Technology; Methodology." The Company investigated several areas in which it believed the use of 3-D seismic technology could provide the Company with a significant competitive advantage and, in the Company's view, create the opportunity for "exploratory returns with development risk."

     Commencing in mid-1993, the Company investigated the Yegua/Frio Gas Trend in Jackson and Wharton Counties, which are onshore in the Gulf Coast area of Texas. The Company concluded that this area fit its 3-D seismic methodology criteria because of the geology and production history of the area and because portions of the area had been extensively drilled utilizing conventional 2-D seismic surveys, providing reliable existing data for control and modeling purposes. Once the Company determined that the area met its 3-D seismic prospect criteria, the Company then conducted a 3-D seismic survey covering a 16,000-acre area, investing approximately $500,000. Based on the favorable results of this survey, the Company has entered into exploration (area of mutual interest) agreements covering approximately 268,000 acres and, within these areas, has obtained leases covering 35,353 gross (13,121 net) acres and lease options on 95,202 gross (23,707 net) acres in the Yegua/Frio Gas Trend. Through September 30, 1996, based on the results of its 3-D seismic surveys, the Company has drilled 53 wells in the Yegua/Frio Gas Trend, achieving an 81% success rate.

     The following table reflects certain information with respect to the wells drilled by the Company through September 30, 1996 based on 3-D seismic surveys.

                                                                                            AT SEPTEMBER 30, 1996
                                                      WELLS                  ----------------------------------------------------
                          ACREAGE       ----------------------------------                  REALIZED      FUTURE
 3-D SEISMIC PROJECT   --------------              PRO-           SUCCESS       TOTAL         NET           NET         PRESENT
 (YEAR SURVEY BEGAN)   GROSS     NET    DRILLED   DUCTIVE   DRY    RATIO     INVESTMENT    REVENUE(1)   REVENUE(2)     VALUE(3)
---------------------- ------   -----   -------   -------   ---   --------   -----------   ----------   -----------   -----------
Horseshoe Atoll Reef
  Trend (1992)........    960     720      10         8(4)   2       80%     $ 3,305,000   $3,457,000   $ 5,990,000   $ 3,945,000
Yegua/Frio Gas Trend:
  Phase I & II
    (1993)............  9,043   1,796      30        22(5)   8       73%       6,051,000    5,009,000    35,489,000    26,076,000
  Phase III (1994)....  5,151   1,794      23        21      2       91%       1,056,000      485,000     5,607,000     3,635,000
                       ------   -----     ---       ---     ---              -----------   ----------   -----------   -----------
        Total......... 14,194   3,590      53        43     10       81%       7,107,000    5,494,000    41,096,000    29,701,000
                       ------   -----     ---       ---     ---              -----------   ----------   -----------   -----------
Totals................ 15,154   4,310      63        51     12       81%     $10,412,000   $8,951,000   $47,086,000   $33,656,000
                       ======   =====     ===       ===     ===              ===========   ==========   ===========   ===========

------------------------------

(1) Net of production costs, including severance taxes.

(2) Before income taxes.

(3) Present value of estimated future net revenues, before income taxes, discounted at 10%.

(4) Three of these productive wells have been plugged and abandoned due to marginal reserves and economics.

(5) One of these productive wells has been plugged and abandoned because it became depleted and therefore, uneconomic.

     Based on the favorable results achieved in its 3-D seismic surveys to date, the Company is in the process of conducting 3-D seismic surveys on the 171,000 acres in the Yegua/Frio Gas Trend, as well as on certain of its Permian Basin producing properties. The Company intends to continue to drill wells on formations identified in the 3-D seismic surveys that meet the Company's drilling criteria. See "Use of Proceeds."

USE OF 3-D SEISMIC TECHNOLOGY; METHODOLOGY

     Before the use of 3-D seismic technology, it was difficult to locate complex structural and stratigraphic traps. However, with 3-D seismic technology, it has become possible to identify these geological features that were previously undetected using conventional 2-D seismic technology. Use of 3-D seismic technology has also enhanced the ability to fully develop acquired producing properties. The use of 3-D seismic technology to select well locations can also result in the Company drilling only one well to drain an entire reservoir, rather than drilling two or more wells while attempting to delineate the reservoir. However, quality control is essential at each step of the process in order for the 3-D seismic data set to be economically useful.

     The Company's 3-D seismic prospect criteria include identifying properties which have the following characteristics:

        -   Attractive geological features and reservoir characteristics;

        - Good seismic environment based on the analysis of conventional 2-D seismic data;

        - Production history in an area of interest that can be incorporated into a 3-D seismic survey for control and modeling purposes; and

        -   Potential for economic impact based on the Company's investment.

     After an area is selected utilizing these criteria, the Company will determine ownership of the mineral rights to lands located within an area of mutual interest. Once an oil and gas lease or seismic option is negotiated with the mineral owners and a seismic permit is obtained from the surface owner, land work is completed within the area of mutual interest and the land is ready to be topographically surveyed in order to plan the actual 3-D seismic surveying.

     The Company's consulting geophysicists design a 3-D seismic survey based in large part on the following parameters: depth of target zone, well control in the area that has acoustic log control, existing conventionally-obtained 2-D seismic data, subsurface geology and existing reservoir information from producing wells within the proposed survey area. Extensive quality control is exercised in the design of the 3-D data set in order to ensure that it acquires the information necessary to properly image the zone or zones of interest. After the 3-D seismic survey has been designed, a land surveyor will survey on the surface each source line and each receiver line on an exact "x/y" coordinate, often times utilizing global positioning satellites. After the surface survey is complete, the 3-D seismic survey is ready to be conducted or "shot." Receiver lines are laid out with instrumentation that will record sound waves once they have entered the ground from the source and returned to the surface receiver and the 3-D survey is "shot" using dynamite or mechanical vibration as the source of energy. As the 3-D survey is shot, the information is recorded on field tapes and is sent to the seismic processor, who takes the field data and organizes the information into a computerized data set. This data is then analyzed and interpreted by the Company's consulting geophysicist using sophisticated computer software and techniques. Once the data set is interpreted and drillable features are identified, the Company, with the assistance of the consulting geophysicist, will make an economic decision on whether or not to drill.

STRATEGY

     The Company's strategy is to continue to increase its reserves and production and improve its financial results by emphasizing the strategies set forth below.

     Continue Focused Exploration Activities. The Company seeks to increase its reserves and production through exploration. The Company primarily seeks exploration prospects which (i) have known geological and reservoir characteristics, (ii) are located near existing well bores that can be correlated with seismic data for the prospect and (iii) could have a meaningful impact on the Company's reserves. The Company intends to participate in several moderate and high-potential exploration projects over the next 12 months which, the Company believes, may significantly increase the Company's proved reserves if successful. See "-- Use of 3-D Seismic Technology; Methodology."

     Producing properties owned and operated by the Company are continually subjected to rigorous production monitoring and evaluated for possible enhancement opportunities. Enhancement activities include recompleting existing well bores, identifying potential infill locations, and reviewing the practicality of applying new drilling and production technologies that could either improve recovery potential or result in the discovery of a new reservoir. In connection with its enhancement operations, the Company routinely reviews the economics of its oil and gas properties and, when deemed necessary, takes corrective action, such as the shutting-in of temporarily uneconomic properties, the plugging of wells deemed permanently impaired or depleted, the termination of oil and gas leases deemed uneconomic under existing operating conditions and the sale of properties to third parties.

     Utilize Advanced Technology. The Company uses economically available advanced technology in its exploration and development activities in order to reduce risks, lower costs and more efficiently produce oil and gas from its properties. The Company believes the availability of cost-effective 3-D seismic surveys makes its use in exploration and development activities attractive from a risk management perspective in certain areas and that the Company believes the use of 3-D seismic surveys provides the Company with substantially more accurate and comprehensive information for the evaluation of drilling prospects than does conventional 2-D seismic and traditional evaluation methods. The Company evaluates substantially all of its exploratory prospects using 3-D seismic surveys.

     In evaluating certain of its exploratory prospects, the Company also uses amplitude versus offset ("AVO") analysis. AVO can show the high contrast between the sand and shales and provides for better interpretation of the reservoir sands to determine if the sands contain natural gas.

     The Company believes that its use of 3-D seismic and AVO analysis provides it with a competitive advantage over other companies that do not regularly use such technology by increasing the Company's likelihood of exploration success. Nevertheless, in evaluating exploratory prospects in areas in which the Company believes that using 3-D seismic is not advantageous, the Company uses conventional evaluation methods.

     Pursue Opportunistic Acquisitions. The Company supplements its exploration efforts with opportunistic acquisitions of producing properties. The Company believes that, in certain circumstances, its small staff gives it a competitive advantage in swiftly responding to acquisition opportunities.

     The Company seeks to acquire producing properties that either are underperforming relative to their potential or are suitable for analysis utilizing 3-D seismic survey. The Company then seeks to reduce operating costs and increase reserves and production. Enhancement activities include 3-D seismic surveys, recompletions of existing wellbores, restimulations of producing reservoirs, identification of potential infill drilling locations and mechanical improvements to surface facilities and downhole equipment. When appropriate, the Company may also renegotiate gas purchase contracts or reconfigure gathering lines. See "-- 3-D Seismic Exploration Activities."

     The Company continually screens, reviews and evaluates potential producing property acquisitions presented by independent landmen, geologists and engineers as well as properties available for purchase from major oil companies and other independent oil and gas operators.

     The operator of a well has significant control over its location and the timing of its drilling. As operator, the Company, through consultants and contractors, supervises the drilling and completion of wells and production therefrom and the further development of surrounding properties. In addition, the operator of a well receives fees from other working interest owners as reimbursement for the general and administrative expenses attendant to the operation of the wells. At September 30, 1996, the Company was serving as operator of 85 gross (64.53 net) wells in which it owned interests. Approximately 22% of the discounted present value of the Company's oil and gas reserves at September 30, 1996 is attributable to wells operated by the Company.

     Continue Emphasis on Cost Controls. Throughout its operations, the Company strives to maintain low general and administrative expenses. The geographic focus of the Company's operations allows it to manage a relatively large asset base with a small number of employees. The Company believes this base of operations enables the Company to add exploratory prospects and acquire producing properties at relatively low incremental overhead costs.

     The Company also pursues cost savings through the use of outside consultants and contractors. The Company uses geological and geophysical consultants for its exploration and development efforts and uses contractors for much of its field operations.

3-D SEISMIC EXPLORATION ACTIVITIES

     Of the Company's current 3-D seismic exploratory projects, the Company believes its Yegua/Frio Gas Trend projects currently appear to have the greatest potential for increasing the Company's reserve base. The Company plans to aggressively develop its interests in this trend during the next two years. Natural gas reserves in the trend are relatively long-lived and generally have high levels of BTU content and associated condensate. When successful wells are drilled, production sales generally commence within 60 days from the date drilling is commenced.

  Yegua/Frio Gas Trend

     The Yegua/Frio Gas Trend runs through Lavaca, Jackson, Wharton and Victoria Counties, Texas. Total production since the early 1980s in the Yegua/Frio Gas Trend in Jackson, Wharton and Victoria Counties, Texas, has exceeded 500 Bcf. Most of this production has been discovered based on conventional 2-D seismic data. The trend is named after the Yegua formation, which is composed of multiple layers of sand embedded in thick shales. Natural gas reserves are generally found in sands that have been formed into a trap that can be either structural or stratigraphic, or a combination of both. The traps are generally 40 to 400 acres in size but some are larger, such as the El Campo Field located in eastern Wharton County and the Toro Grande Field located in western Jackson County, which are several thousand acres in size.

     Since October 1993, the Company has participated in the drilling of 53 wells in the Yegua/Frio Gas Trend. Of the 53 wells drilled, 43 were completed as producers and ten were dry holes, for a success ratio of 81%. One of the producers was plugged and abandoned due to depletion and marginal economics. See table under

"-- Recent Developments" above. The Company has invested approximately $7.1 million for seismic, leasehold, drilling and completion costs in areas of mutual interest totaling 97,000 acres in the Yegua/Frio Gas Trend. As of September 30, 1996, the Company had received approximately $5.5 million of net revenues from the project and had net reserves of approximately 13.9 Bcf and 465 MBbls of oil, with a future net revenue (before income taxes) of approximately $41.1 million and a discounted future net revenues (before income taxes) of approximately $29.7 million.

     Since October 1993, the Company has entered into 11 exploration (area of mutual interest) agreements with other participants to explore for gas in the Yegua/Frio Gas Trend. These 11 agreements enable the Company to participate in the acquisition and ownership of (i) 3-D seismic surveys, (ii) options to acquire oil and gas leasehold interests and (iii) working interests in oil and gas leases determined to have drillable features. While these agreements provide for seismic operations on large blocks of acreage, the Company's actual working interest ownership is less than the total area surveyed. These agreements and the Company's participation under such agreements are referred to as Phase I, II, III and IV.

     Phase I -- Jackson County, Texas. Subsequent to the Company's successful use of 3-D seismic technology in the Horseshoe Atoll Reef of West Texas, the Company identified the Yegua/Frio Gas Trend as an area which would be conducive to the use of 3-D seismic technology. The Company's initial area of activity in the Yegua/Frio Gas Trend, referred to as Phase I, consists of an area of mutual interest covering approximately 25 square miles (16,000 gross acres). Of the 16,000 acre area of mutual interest, the Company owned, at September 30, 1996, working interests ranging from 12.5% to 17.5% in 519 gross (91 net) acres. More than 40 wells had been drilled in this area by other operators before a 3-D seismic survey had been performed. A 3-D seismic survey was performed, processed and interpreted in late 1993 and early 1994. Since early 1994, the Company has participated in the drilling of seven wells in Phase I. Five were completed as producers and two were dry holes, for a 71% success ratio. One of the producers was plugged and abandoned due to depletion and marginal economics. The Company intends to attempt to acquire additional leasehold interests within the 16,000 acre area of mutual interest for future drilling activities.

     Phase II -- Jackson and Wharton Counties, Texas. The experience and knowledge gained by the Company from its use of 3-D seismic in Phase I provided the basis for the Company's decision to expand its exploration activities into Phase II and Phase III of the Yegua/Frio Gas Trend. In April 1994, the Company committed to participate in Phase II, which is an area of mutual interest covering approximately 86 square miles (55,000 gross acres) in which the Company owns a 20% interest and on which five 3-D seismic surveys have been conducted. Four surveys were completed in mid-1994 and one survey was completed in mid-1995. Since September 1994, the Company has participated in the drilling of 23 wells in Phase II, of which 17 are producers and six were dry holes, for a 74% success ratio. In this 55,000 acre area of mutual interest, the Company owned, at September 30, 1996, a 20% working interest in 8,524 gross (1,705 net) acres. The Company intends to attempt to acquire additional leasehold interests within this area of mutual interest for drilling in 1997.

     Phase III -- Jackson County, Texas. Phase III of the Yegua/Frio Gas Trend is an area of mutual interest covering approximately 40 square miles (26,000 gross acres) in Jackson County, Texas in which the Company owns a 33.825% interest. A 3-D seismic survey of Phase III was conducted by the end of 1994 and, since September 1995, the Company has participated in the drilling of 23 wells in Phase III, of which 21 are producers and two were dry holes, for a success ratio of 91%. Of the 26,000 acre area of mutual interest on which the Company has performed 3-D seismic surveys, the Company owned, at September 30, 1996, a 33.825% working interest in 5,151 gross (1,794 net) acres.

     Phase IV -- Lavaca, Jackson, Wharton and Victoria Counties, Texas. In early 1996, based on its successful drilling activities in Phase I, II and III and on 3-D seismic surveys, the Company extended its activities in the Yegua/Frio Gas Trend by assembling eight additional separate projects comprised of approximately 171,000 gross acres in eight areas of mutual interest known as Phase IV. The Company has completed two 3-D seismic surveys that are currently being interpreted and anticipates conducting the remaining six 3-D seismic surveys in 1997. The Company owns interests ranging from 15% to 60% in each project. The Company's currently estimated share of the 3-D seismic and leaseholds costs is approximately $6.0 million, of which approximately 50% has been funded to date. The Company's share of estimated drilling and completion costs will be dependent on the number of drillable features identified, if any, by the 3-D seismic survey. As of November 1, 1996, the

Company owned 21,159 gross (9,531 net) leasehold acres and 95,202 gross (23,707 net) option acres in this Phase IV project.

  Horseshoe Atoll Reef Trend

     The Horseshoe Atoll Reef Trend extends for approximately 175 miles into the interior portion of the Midland Basin. Exploration of the trend began in 1948 with the discovery of the Kelly-Snyder Field. Since 1992, the Company has drilled ten wells in the Horseshoe Atoll Reef Trend based on 3-D seismic surveys, eight of which were completed as producers. Three of the producers have been plugged and abandoned due to marginal reserves and economics. See table under "-- Recent Developments." The Company has invested approximately $3.3 million for seismic, leasehold, drilling and completion costs in this project. As of September 30, 1996 the Company had received approximately $3.46 million of net revenues from the project and had estimated proved reserves of 738 MMcf of gas and 242 MBbls of oil with a future net revenue (before income taxes) of approximately $6.0 million and a present value (before income taxes) of approximately $3.9 million.

     The Company owns working interests ranging from 70% to 80% in 960 gross (720 net) acres in Howard County, Texas. The Company conducted two 3-D seismic surveys on approximately 5,000 acres in 1992 and identified several reefs which the Company believes may contain gas.

ACQUISITION AND EXPLOITATION ACTIVITIES

     Since 1989, the Company has acquired interests in five significant producing properties in the Permian Basin of West Texas.

     The following table sets forth a summary of certain information regarding the Company's acquisition and enhancement activities in the Permian Basin of West Texas.

                                                                                          AT SEPTEMBER 30, 1996
                                                                           ---------------------------------------------------
                                             ACREAGE           WELLS                     REALIZED      FUTURE
                                         ---------------   -------------     TOTAL         NET           NET         PRESENT
         FIELD (YEAR ACQUIRED)           GROSS     NET     GROSS    NET    INVESTMENT   REVENUE(1)   REVENUE(2)     VALUE(3)
---------------------------------------  ------   ------   -----   -----   ----------   ----------   -----------   -----------
Page Field
  Schleicher County (1989).............   4,500    4,005     11     9.63   $1,671,000   $3,337,000   $ 5,909,000   $ 2,758,000
West World Strawn Field
  Crockett County (1990)...............   5,538    4,846     13    11.38    1,296,000    2,000,000    13,511,000     6,230,000
Hulldale Penn Reef Field
  Schleicher County (1991-92)..........   7,493    5,919     29    22.91    1,433,000      369,000     2,106,000     1,223,000
Chenot Gas Field
  Pecos County (1993)..................   1,040      901      4     3.72    1,076,000      281,000     1,565,000     1,116,000
North Nena Lucia Unit
  Nolan County (1992-96)...............   6,640    3,785     26    14.85    2,711,000    1,347,000     5,258,000     3,373,000
                                         ------   ------     --    -----   ----------   ----------    ----------    ----------
        Total..........................  25,211   19,456     83    62.49   $8,187,000   $7,334,000   $28,349,000   $14,700,000
                                         ======   ======     ==    =====   ===========  ============ ===========   ===========

------------------------------

(1) At September 30, 1996, net of production costs, including severance taxes.

(2) Before income taxes.

(3) Present value of estimated future net cash flows, before income taxes, discounted at 10%.

     Page Field. In March 1989, the Company purchased an 89.0% working interest in approximately 4,500 gross (4,005 net) acres in the Page Field of Schleicher County, Texas, for $450,000. As part of the transaction, the Company also became the operator of the Page Field. At the time of acquisition, the Page Field was producing an aggregate of approximately 300 Mcf of gas and 30 Bbls of oil per day. In order to exploit the potential of the Page Field, the Company refurbished the gathering system and installed new compression equipment in the field. At September 30, 1996 production in the Page Field was approximately 700 MMcf of gas and 26 Bbls of oil per day.

     Based upon an internal geological and engineering evaluation, the Company drilled an infill well in October 1996. The well is in the process of being completed and future development of the Page Field will be dependent on the completion results of this initial well.

     West World Strawn Field. In December 1990, the Company purchased a 78% working interest in approximately 5,538 gross (4,846 net) acres in the West World Strawn Field of Crockett County, Texas, for $435,000. The Company subsequently acquired an additional 9.5% working interest for $20,000, increasing its total working interest in the West World Strawn Field to 87.5% and related net revenue interest to 76.5%. The West World Strawn Field was producing approximately 160 Mcf of gas and 20 Bbls of oil per day when the Company purchased its initial interest. Immediately after the acquisition, the Company renegotiated its gas sales contract and commenced remedial and production enhancement work, including the installation of additional compression equipment. At December 30, 1996, gross production in the West World Strawn Field was approximately 575 Mcf of gas and 47 Bbls of oil per day.

     Currently, the Company is performing an extensive geological and engineering evaluation of this property, and the Company has identified behind pipe zones that it intends to rework with the objective of further improving the daily production and extending the economic life of the field.

     Hulldale Penn Reef Field. The Company owns a 79.08% working interest in approximately 7,493 gross (5,919 net) acres in the Hulldale Penn Reef Field of Schleicher County, Texas. The Company's interests in the field were acquired in late 1991 and early 1992 for approximately $500,000. The Company has focused on reducing costs and has not engaged in significant enhancement activities in this field since acquisition. The current gross production in the field is approximately 100 Mcf of gas and 26 Bbls of oil per day, compared to 100 Mcf of gas and 50 Bbls of oil per day at the time of the Company's acquisition. The Company has identified multiple shut-in wellbores that it intends to rework with the objective of improving the daily production and extending the economic life of the field.

     Chenot Gas Field. In September 1993, the Company acquired working interests totalling 97.5% in approximately 1,040 gross (901 net) acres in the Chenot Gas Field in Pecos County, Texas, for approximately $475,000. The Company initiated enhancement operations to improve compression and renegotiated a new gas sales contract. When the Company acquired its interests, aggregate production from the field was approximately 450 Mcf of gas per day. At September 30, 1996, aggregate production was 1,175 Mcf of gas per day. During 1995, a 3-D seismic survey was completed, and the Company drilled and completed one well in September 1996. The well is currently producing at the rate of approximately 900 Mcf of gas per day. The Company presently anticipates drilling two additional wells in early 1997.

     North Nena Lucia Unit. Beginning in 1992, the Company has purchased working interests in the aggregate amount of 56% in approximately 6,640 gross (3,785 net) acres in the North Nena Lucia Unit located in Nolan County, Texas, for the aggregate amount of approximately $1.9 million. At September 30, 1996, gross production in the field was approximately 1,170 Mcf of gas and 198 Bbls of oil per day.

     In December 1995, an infill well was drilled and completed and is currently producing at a rate of approximately 50 Bbls of oil per day. Based upon the results of this well, the Company is in the process of conducting a 3-D seismic survey on the unit and expects the survey to be interpreted in 1997. The Company presently anticipates that, if justified by the survey, drilling infill locations may commence in 1997.

OIL AND GAS RESERVES

     The oil and gas reserves of the Company have been estimated as of September 30, 1996 by Joe C. Neal and Associates, Midland, Texas. At September 30, 1996, the Company had proved reserves of 32.8 Bcf of gas and 1,855 MBbls of oil for a total of 7.3 million EBO. The following table sets forth certain information regarding the Company's proved reserves:

                                                     PROVED          PROVED
                                                    DEVELOPED      UNDEVELOPED       TOTAL
                                                   -----------     ----------     -----------
    Gas (Mcf)..................................     27,559,000      5,272,000      32,831,000
    Oil (Bbls).................................      1,603,000        252,000       1,855,000
    Future Net Revenue (before income taxes)...    $74,747,000     $7,263,000     $82,010,000
    Present Value (before income taxes)........    $48,748,000     $3,549,000     $52,297,000

     Additional information concerning the Company's estimated proved oil and gas reserves is included in note 13 of the notes to Financial Statements. See "Risk Factors -- Imprecision of Oil and Gas Reserve Estimates" and "-- Risk Factors -- Forward Looking Information; Certain Cautionary Statements."

WELLS DRILLED

     The following table sets forth certain information concerning the number of gross and net wells drilled by the Company during the three years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1996.

                                               EXPLORATORY WELLS(1)             DEVELOPMENT WELLS(2)
                                          ------------------------------    -----------------------------
                                           PRODUCTIVE           DRY          PRODUCTIVE          DRY
                                          -------------    -------------    -------------    ------------
                                          GROSS    NET     GROSS    NET     GROSS    NET     GROSS    NET
                                          -----    ----    -----    ----    -----    ----    -----    ---
Years Ended December 31:
  1993..................................   5.0     3.05     3.0      .65      --       --      --      --
  1994..................................   6.0     1.74     6.0     1.99     1.0      .81      --      --
  1995..................................  19.0     2.71     7.0     1.19     2.0      .40      --      --
Nine Months Ended September 30, 1996....  18.0     4.95     5.0      .88     2.0     1.19     1.0     .42

------------------------------

(1) An exploratory well is a well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

(2) A development well is a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

     All of the Company's drilling is performed on a contract basis by independent drilling contractors. The Company owns no drilling equipment.

PRODUCING WELLS AND ACREAGE

     The following table summarizes the gross and net producing oil and gas wells and the gross and net developed and undeveloped acreage in which the Company owned an interest at September 30, 1996. Acreage in which the Company's interest is limited to royalty or similar interests is not included in the following table.

                                        PRODUCING WELLS                           ACREAGE
                                --------------------------------    ------------------------------------
                                     OIL               GAS             DEVELOPED          UNDEVELOPED
                                --------------    --------------    ----------------    ----------------
                                GROSS     NET     GROSS     NET     GROSS      NET      GROSS      NET
                                -----    -----    -----    -----    ------    ------    ------    ------
New Mexico....................    --        --      --        --        --        --    11,357       354
Texas.........................    92     64.46      81     29.65    44,526    26,098    41,091    10,979
Oklahoma......................    --        --       1       .25       320        80        --        --
Louisiana.....................    --        --      --        --        --        --       646        84
                                  --                --
                                         -----             -----    ------    ------    ------     -----
          Total...............    92     64.46      82     29.90    44,846    26,178    53,094    11,417
                                  ==     =====      ==     =====    ======    ======    ======    ======

     At September 30, 1996, in addition to the Company's interests in developed and undeveloped acreage, the Company also owned options to acquire interests in an additional 98,971 gross (25,310 net) acres in Texas.

     Generally, developed oil and gas leases remain in force by virtue of, and so long as, production from lands under lease is maintained. Undeveloped oil and gas leaseholds are generally for a specified term, such as five or ten years, with the payment of specified minimum delay rentals or extension by production.

VOLUMES, PRICES AND LIFTING COSTS

     The following table sets forth, for the three years ended December 31, 1995 and the nine month periods ended September 30, 1995 and 1996, certain information regarding volumes of the Company's net production of oil and gas, the average sales prices per Bbl of oil and Mcf of gas produced, and the average production (lifting) cost per unit of production.

                                                                              NINE MONTHS
                                   YEARS ENDED DECEMBER 31,               ENDED SEPTEMBER 30,
                            --------------------------------------     -------------------------
                              1993          1994           1995           1995           1996
                            --------     ----------     ----------     ----------     ----------
    Production:
      Oil (Bbls)..........   106,000        149,000        133,000        102,000        163,000
      Gas (Mcf)...........   889,000      1,392,000      1,616,000      1,138,000      2,673,000
      EBO.................   254,000        381,000        402,000        292,000        609,000
    Average sales price
     per unit:
      Oil (per Bbl).......  $  16.86     $    15.81     $    17.26     $    17.17     $    21.00
      Gas (per Mcf).......  $   1.86     $     1.68     $     1.50     $     1.46     $     2.34
      EBO.................  $  13.54     $    12.31     $    11.72     $    11.72     $    15.93
    Average costs per EBO:
      Production costs....  $   5.13     $     3.74     $     3.65     $     3.65     $     3.12
      General and admin-
         istrative
         expense..........  $   1.17     $      .89     $     1.08     $     1.08     $      .63
      Depreciation,
         depletion and
         amortization.....  $   3.61     $     4.12     $     4.02     $     3.75     $     4.30

     The Company's gas sales for the year ended December 31, 1995 represented approximately 52% of the Company's combined oil and gas sales for such period. The Company's gas sales for the nine-month period ended September 30, 1996 represented approximately 65% of the Company's combined oil and gas sales for such period.

MARKETS AND CUSTOMERS

     Substantially all of the Company's oil and gas production is sold at the well site on an "as produced" basis. During the year ended December 31, 1995, purchases of the Company's oil and gas by Enron Oil Transportation & Trading Company, Cox & Perkins Exploration, Inc., Texaco, Inc. and Patterson Petroleum Corporation accounted for 28%, 16%, 10% and 10%, respectively, of the Company's operating revenues for such period. The Company believes the loss of any one of these purchasers would not materially affect its ability to sell oil or gas, due to the availability of other purchasers in the Company's areas of operations.

     The Company's gas and oil reserves and production are not subject to any long-term supply or similar agreements with foreign governments or authorities.

TITLE TO PROPERTIES

     As is customary in the oil and gas industry, the Company makes only a cursory review of title to undeveloped oil and gas leases at the time they are acquired by the Company. Such reviews, while consistent with industry practices, are incomplete. The Company believes that it generally is not economically feasible to review in depth every individual property that the Company acquires, especially in the case of producing property acquisitions covering a large number of leases. Ordinarily, when the Company acquires producing properties, it will focus its review efforts on properties believed to have higher values and will sample the remainder. However, even an in-depth review of all properties and records may not necessarily reveal existing or potential defects nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. In the case of producing property acquisitions, inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. However, in the case of undeveloped leases or prospects acquired by the Company before drilling is commenced, the Company will generally cause a more thorough title search to be conducted, and any material defects in title disclosed as a result of the search are generally remedied prior to the time actual drilling of a well on the lease is commenced. The Company believes that it has good title to its oil and gas properties, some of which are subject to immaterial encumbrances, easements and restrictions. The oil and gas properties owned by the Company are also typically subject to royalty and other similar non-cost bearing interests customary in the industry. The Company does not believe that any of these encumbrances or burdens will materially affect the Company's ownership or use of its properties.

OFFICE FACILITIES

     The Company leases its corporate offices in Midland, Texas, which consist of approximately 4,675 square feet of office space, at a rental rate of $2,725 per month. The lease agreement expires by its own terms in June 1999.

COMPETITION

     The oil and gas industry is highly competitive, particularly with respect to the acquisition of development prospects and producing properties. Competition for the acquisition of oil and gas properties is principally based upon the amount and terms of the consideration offered. Competitors include the major oil companies, independent oil and gas concerns and individual producers and operators, many of which have financial resources, staffs and facilities substantially greater than those of the Company.

     The principal raw materials and resources necessary for the exploration for, and the acquisition, development, production and sale of, oil and gas are leasehold prospects under which oil and gas reserves may be discovered, drilling rigs and related equipment to explore for such reserves, and knowledgeable personnel to conduct all phases of oil and gas operations. The Company must compete for such raw materials and resources with both major companies and independent oil and gas operators.

EMPLOYEES

     At November 1, 1996, the Company had five full-time employees. The Company also retains, from time to time, independent land, geological, geophysical and engineering consultants and expects to continue to do so in the future. Additionally, the Company retains seven contract pumpers on a month-to-month basis. The Company considers its employee relations to be excellent. See "Management and Principal Stockholders."

REGULATION

     Regulation of Oil and Gas Production. Oil and gas production operations are subject to various types of regulation by state and federal agencies. Legislation affecting the oil and gas industry is under constant review for amendment or expansion. Also, numerous governmental departments and agencies, both federal and state, are authorized by statute to issue rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and, consequently, affects its profitability.

     Gas Price Controls. Prior to January 1993, certain gas sold by the Company was subject to regulation by the Federal Energy Regulatory Commission ("FERC") under the Natural Gas Act of 1938 ("NGA") and the Natural Gas Policy Act of 1978 ("NGPA"). The NGPA prescribed maximum lawful prices for gas sales effective December 1, 1978. None of the maximum lawful prices for gas set forth in the NGPA could have been collected absent contractual authority to do so and only after necessary approvals from the appropriate governmental agencies were obtained. The NGPA also established phased-in deregulation of gas prices, which have been further affected by the Natural Gas Wellhead Decontrol Act of 1989 (the "Decontrol Act"). Effective January 1, 1993, gas prices were completely deregulated pursuant to the Decontrol Act, and sales of the Company's gas are no longer subject to federal government price controls. As a result of the enactment of the Decontrol Act, the remaining restrictions imposed by the NGA and the NGPA with respect to "first sales" terminated on the earlier of January 1, 1993 or the expiration of the applicable contract. Any gas not otherwise deregulated prior to

January 1, 1993 was deregulated as of that date. The effect of the Decontrol Act is to remove all remaining price controls under the NGPA and to remove all remaining FERC certificate and abandonment jurisdiction otherwise applicable to producers under the NGA.

     Several major regulatory changes have been implemented by the FERC from 1985 to the present that affect the economics of gas production, transportation and sales. In addition, the FERC continues to promulgate revisions to various aspects of the rules and regulations affecting those segments of the gas industry which remain subject to the FERC's jurisdiction. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the gas industry. The ultimate impact of the complex and overlapping rules and regulations issued by the FERC since 1985 cannot be predicted. In addition, many aspects of these regulatory developments have not become final but are still pending final judicial and FERC decisions.

     In April 1992, the FERC issued Order 636, a rule designed to restructure the interstate gas transportation and marketing system to remove various barriers and practices that have historically limited non-pipeline gas sellers, including producers, from effectively competing with pipelines. Since the issuance of Order 636, the FERC has issued several orders making minor modifications to Order 636. The restructuring process will be implemented on a pipeline-by-pipeline basis through negotiations in individual pipeline proceedings. When the FERC issued Order 636, it recognized that in an effort to enable non-pipeline gas sellers to compete more effectively with pipelines, it should not allow pipelines to be penalized by their existing contracts which require the pipelines to pay above-market prices for gas. The FERC recognized that it did not have authority to nullify these contracts, and instead encouraged pipeline companies and producers to negotiate in good faith to terminate or amend these contracts to conform with market conditions. Under Order 636, a pipeline company is permitted to pass through to certain of its customers the costs incurred by the pipeline in terminating or amending these agreements as "transition costs." Order 636 allows customers to challenge these costs, in which case the pipeline company will be permitted to pass through costs only to the extent the pipeline company establishes at a FERC hearing, among other things, that the contract was prudent at the time it was entered into, that the costs incurred in the settlement were prudent and that the costs were incurred solely in response to Order 636. Several parties have already filed for judicial review of Order 636. Because the restructuring requirements that emerge from the lengthy administrative and judicial review process may be significantly different from those currently in effect, and because implementation of the restructuring may vary by pipeline, it is not possible to predict what effect, if any, the restructuring resulting from compliance with Order 636 will have on the Company.

     Oil Price Controls. Sales of oil, condensate and gas liquids by the Company are not currently regulated and are made at market prices.

     State Regulation. Oil and gas operations are subject to a wide variety of state regulations relating to virtually all aspects of the oil and gas business.

     The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of spacing, plugging and abandonment of such wells. The statutes and regulations of the State of Texas and certain other states limit the rate at which oil and gas can be produced from the Company's properties.

     Environmental Regulation. Various federal, state and local laws and regulations covering the discharge of materials into the environment, or otherwise relating to the protection of the environment, affect the Company's operations and costs as a result of their effect on oil and gas exploration, development and production operations. See "Risk Factors -- Government Regulation; Environmental Risks."

                     MANAGEMENT AND PRINCIPAL STOCKHOLDERS

     Set forth below are the name and the office held by each director, officer and key employee of the Company as of November 1, 1996, the Common Stock ownership of each of them at that date and the aggregate compensation paid to the Company's executive officers during the fiscal year ended December 31, 1995. No other person owns of record or, to the knowledge of the Company, beneficially 5% or more of the Common Stock of the Company.

                                                                 COMMON STOCK
                                                                 OWNERSHIP(3)             1995
                                                            -----------------------    AGGREGATE
             NAME                       POSITION             SHARES            %      COMPENSATION
-------------------------------  -----------------------    ---------       -------   ------------
Thomas R. Cambridge............  Chairman of the Board        842,045(4)       5.6%     $ 66,935(13)
                                 of Directors and Chief
                                   Executive Officer
Larry C. Oldham................  President and Director       806,090(5)       5.2%     $108,717(14)
Danny H. Conklin(1)............  Director                     120,624(6)       *
Ernest R. Duke(1)..............  Director                     199,973(7)       1.3%
Myrle Greathouse(2)............  Director                   1,020,304(8)       6.8%
Charles R. Pannill(2)..........  Director                      95,495(9)       *
John S. Rutherford.............  Manager of Land                5,250(10)      *
Eric A. Bayley.................  Manager of Engineering        73,990(11)      *
Rebecca A. Burrell.............  Manager of Accounting         --             --
Diane Hurst....................  Accountant                    --             --
Thomas W. Ortloff..............  Secretary                     --             --
All Executive Officers and
  Directors
  as a Group (7 persons).......                             3,084,531(12)    19.75%

------------------------------

* Less than one percent.

See footnotes on page 32.

     Mr. Cambridge, age 61, has been a director of the Company since 1985. He is an independent petroleum geologist engaged in the exploration for, development and production of oil and gas. From 1970 until 1990, such activities were carried out primarily through Cambridge & Nail Partnership, a Texas general partnership. Since 1990, such oil and gas activities have been carried out through Cambridge Production, Inc., a Texas corporation. Mr. Cambridge serves the Company in the capacity of a consultant, not as a full-time employee. Mr. Cambridge received a Bachelor of Science degree and a Master of Science degree in Geology from the University of Nebraska in 1958 and 1960, respectively.

     Mr. Oldham, age 43, a founder of the Company, has served as an officer and director of the Company since its formation in 1979. Prior to the Company's formation, Mr. Oldham was employed by Dorchester Gas Corporation during the period from 1976 to 1979 and by KPMG Peat Marwick LLP during 1975 and 1976. Mr. Oldham is a member of the American Institute of Certified Public Accountants and a member of the Permian Basin Landman's Association. He received a Bachelor of Business Administration degree from West Texas State University in 1975.

     Mr. Conklin, age 61, has been a director of the Company since 1985. He is an independent petroleum geologist and a principal partner in Philcon Development Co., a privately held oil and gas exploration partnership. Mr. Conklin is a director of Boatmens' First National Bank of Amarillo, Amarillo, Texas, a director of Southwestern Public Service Company, Amarillo, Texas, and former Chairman of the Independent Petroleum Association of America. Mr. Conklin received a Bachelor of Science degree in Geology from Oklahoma State University in 1957.

     Mr. Duke, age 69, has been a director of the Company since 1980. He is the president and sole shareholder of Mustang Mud, Inc., a privately held oil field service company. He received a Bachelor of Science degree in Geology from Southern Methodist University in 1950.

     Mr. Greathouse, age 74, has been a director of the Company since 1993. He is the sole shareholder and chairman of the board of directors of Wes-Tex Drilling Company ("Wes-Tex"), a corporation engaged in contract drilling of oil and gas wells and, to a lesser extent, oil and gas exploration and production. Mr. Greathouse graduated from the University of Oklahoma with a Bachelor's degree in Business Administration in 1949.

     Mr. Pannill, age 71, has been a director of the Company since 1982. Until he retired in 1982, Mr. Pannill was employed by The Western Company of North America for over thirty years where he served in various capacities, including as an executive officer and director. Mr. Pannill received a Bachelor of Science degree in Geology from Texas A&M University in 1950.

     Mr. Rutherford, age 36, has been a full-time employee of the Company since October 1993. From May 1991 to October 1993, Mr. Rutherford served as a consultant to the Company, devoting substantially all of his consulting time to the Company's business. From April 1988 to April 1991, Mr. Rutherford was a Vice President in the energy lending division of Texas Commerce Bank, National Association, Midland, Texas. Mr. Rutherford is a certified professional landman and is a member of the Permian Basin Landman's Association and the American Association of Professional Landmen. Mr. Rutherford graduated from Oral Roberts University in 1982 with a degree in Education and he graduated from Baylor University with a Master's of Business Administration degree in 1986.

     Mr. Bayley, age 48, has been a full-time employee of the Company since October, 1993. From December 1990 to October 1993, Mr. Bayley was an independent consulting engineer and devoted substantially all of his consulting time to the Company. Mr. Bayley graduated from Colorado School of Mines with a Bachelor of Science degree in Mineral Engineering -- Chemistry in 1970, from Texas A&M University with a Bachelor of Science degree in Petroleum Engineering in 1978, and from the University of Texas of the Permian Basin with a Master of Business Administration degree in 1984. Mr. Bayley is a member of the Society of Petroleum Engineers and is a registered Professional Engineer.

     Ms. Burrell, age 42, has been a full-time employee of the Company since January, 1985. Ms. Burrell has worked in oil and gas accounting since 1978. Ms. Burrell graduated from Jacksonville College with a degree in accounting in 1974.

     Ms. Hurst, age 43, has been a full time employee of the Company since August, 1994. Ms. Hurst attended West Texas State University and Midland College. She has held various positions in oil and gas accounting since 1975.

     Mr. Ortloff, age 48, has been the Secretary of the Company since October, 1994 and has been a partner and shareholder in the law firm of Lynch, Chappell & Alsup, a professional corporation, in Midland, Texas, since 1981.
------------------------------

 Footnotes to table on page 31.

 (1) Member of Audit Committee.

 (2) Member of Compensation Committee.

 (3) Unless otherwise indicated, all shares of Common Stock are held directly with sole voting and investment powers. Securities not outstanding, but included in the beneficial ownership of each such person are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.

 (4) Includes 225,000 shares of Common Stock underlying presently exercisable stock options.

 (5) Includes 612,000 shares of Common Stock underlying presently exercisable stock options.

 (6) Includes 25,000 shares of Common Stock underlying a presently exercisable stock option.

 (7) Includes 74,395 shares held by Duke and Cain Partnership, a general partnership in which Mr. Duke is a partner, and 10,000 shares held in the name of Mr. Duke's wife. Mr. Duke has shared voting and investment powers with respect to such shares. Also included are 12,500 shares of Common Stock underlying a presently exercisable stock option.

 (8) Includes 972,488 shares of Common Stock held directly by Wes-Tex. Mr. Greathouse is the chairman of the board of directors and sole shareholder of Wes-Tex and, accordingly, has shared voting and investment powers with respect to such shares. Also included are 25,000 shares of Common Stock underlying a presently exercisable stock option, and 816 shares held by a 22 member investment club of which Mr. Greathouse is a member, and as to which Mr. Greathouse has shared voting and investment powers. See note 10 below.

 (9) Includes 25,000 shares of Common Stock underlying a presently exercisable stock option. Also included are 1,300 shares held by Mr. Pannill as custodian for the benefit of two minor grandchildren, and as to which Mr. Pannill disclaims beneficial ownership.

(10) All of these shares may be acquired upon exercise of presently exercisable stock options.

(11) Includes 57,500 shares underlying presently exercisable stock options.

(12) Includes 924,500 shares of Common Stock underlying presently exercisable stock options.

(13) Includes consulting fees of $62,475; a cash bonus of $3,560; and a non-accountable expense reimbursement of $900.

(14) Includes salary of $92,181; a cash bonus of $5,015; insurance premiums for nondiscriminatory group life, medical, disability and dental insurance in the amount of $9,171; $2,350 for medical reimbursement; and $2,765 contributed by the Company to Mr. Oldham's individual retirement account maintained under the Company's 408(k) simplified employee pension plan.

CONSULTING ARRANGEMENTS

     In addition to the services provided by Messrs. Cambridge and Oldham, the Company also relies extensively on its employees and outside advisors and consultants to provide technical and administrative services and support in the operation of the Company's business.

  Geological

     Eugene R. Erwin, an independent consulting geologist, has provided consulting services to the Company for approximately eight years and has devoted substantially all of his consulting time to the business of the Company. As partial payment for consulting services provided to the Company, Mr. Erwin has been granted working interests and overriding royalty interests in certain of the Company's prospects. Mr. Erwin graduated from the University of Nebraska in 1954 with a Bachelor of Science degree in Geology and a Master of Science degree in Geology in 1958.

  Geophysical

     Gregory G. Chapel, President of Digital Prospectors, LLC, has provided consulting services to the Company since 1994 in connection with the Company's activities in the Permian Basin of West Texas and the onshore Gulf Coast area of Texas. Mr. Chapel gained experience with 3-D seismic interpretation and computer aided exploration through working on international and domestic projects with UNOCAL from 1980 to 1991. Mr. Chapel has worked with computer workstations since 1985 and has worked 3-D seismic projects since 1980. In 1991, Mr. Chapel joined Interactive Exploration Solutions, where he used his expertise in workstation technology and 3-D seismic interpretation to develop and teach advanced 3-D workstation interpretation techniques. He has provided interpretation consulting services on numerous 3-D seismic projects in West Texas, onshore the Gulf Coast of Texas, Venezuela, Nigeria, and Norway. Mr. Chapel graduated from the Colorado School of Mines with a degree in Geophysical Engineering in 1980.

     Bryan Charles "Chuck" Keller, President of Interactive Seismic Imaging, LLC ("ISI"), has 16 years of experience in design, acquisition and processing of geophysical surveys. Mr. Keller has been providing such services to the Company since 1994 in connection with the Company's activities in the Permian Basin and onshore Gulf Coast of Texas. Prior to co-founding ISI in 1994, Mr. Keller worked for Halliburton Geophysical Services and its predecessor Geophysical Service, Inc. from 1980 to 1992. His assignments at Halliburton Geophysical Services included Area Geophysicist for Mid-Continent and Western U.S. Land Districts and Operations Manager for data processing and data acquisition of the U.S. Land Division. Mr. Keller graduated from Pittsburg State University with a Bachelor's degree in Mathematics in 1980.

     Steven J. Pawalek, the founder of SJP Exploration, Inc. ("SJP"), has 16 years of experience in the design and interpretation of geophysical surveys. Mr. Pawalek has been providing such services to the Company since 1994 in connection with the Company's activities in the Yegua/Frio Gas Trend in connection with Phase III and Phase IV activities. Prior to founding SJP in 1991, Mr. Pawalek gained his experience with Clayton W. Williams, Jr. from 1980 to 1989 as an exploration geophysicist on the Texas Gulf Coast and Christico Petroleum

Company from 1989 to 1991 as a senior geophysicist responsible for prospect generation. Mr. Pawalek graduated from Texas A & M University with a Bachelor of Science degree in Geophysics in 1980.

  Engineering

     Tommy E. Zachry, a registered professional petroleum engineer, is relied on extensively by the Company for the day-to-day operation, maintenance and field supervision of the Page, West World Strawn and Hulldale Penn Reef Fields. The Company has maintained its arrangement with Mr. Zachry since acquiring its interest in the Page Field in 1989. Under its arrangement with Mr. Zachry, the Company pays Mr. Zachry a fee of $4,000 per month for providing the necessary oversite, maintenance and operation of the Company's interests in these three fields. Mr. Zachry owns an 11% working interest in the Page Field, an 11% working interest in the West World Strawn Field and an 11.63% working interest in the Hulldale Penn Reef Field. The Company also reimburses Mr. Zachry for direct expenses incurred by him in connection with services rendered on behalf of the Company. He has been employed in the oil and gas industry in various capacities in excess of fifteen years, including as a field engineer, production engineer and operations engineer. Mr. Zachry is the owner of Zachry Oil and Gas Properties, Midland, Texas, and provides consulting services to others, as well as the Company. Mr. Zachry graduated from Texas Tech University with a Bachelor of Science degree in Electrical Engineering on 1975.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.01 per share, of which 14,896,358 shares were outstanding at November 1, 1996 and 40,000,000 shares of preferred stock, $.10 par value, none of which are outstanding.

COMMON STOCK

     Each share of Common Stock has one vote on all matters submitted to stockholders. Subject to the rights and preferences of any series of preferred stock which may be designated and issued, the holders of the Company's Common Stock are entitled to receive dividends when and if declared by the Board of Directors and upon liquidation to share pro rata in any and all assets remaining after the payment of corporate liabilities and after satisfaction of any liquidation preferences on any series of the Company's preferred stock. The Company's Common Stock has no preemptive or other subscription rights, and the outstanding shares of Common Stock are fully paid and nonassessable. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock.

     Since the Common Stock does not have cumulative voting rights, the holders of more than 50% of the shares may, if they choose to do so, elect all the directors of the Company and, in that event, the holders of the remaining shares will not be able to elect any directors.

PREFERRED STOCK

     The Board of Directors is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it. Among the specific matters that may be determined by the Board of Directors are the rate of dividends, redemption and conversion prices, terms and amounts payable in the event of liquidation and voting rights. Issuance of shares of preferred stock could involve dilution of the equity of the holders of Common Stock and further restrict the rights of such stockholders to receive dividends.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the Common Stock is American Stock Transfer & Trust, Inc., Lakewood, Colorado.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market, or the availability for sale of shares of Common Stock the sale of which would otherwise be restricted, could adversely affect prevailing market prices and the ability of the Company to raise equity capital in the future at a time and price which it deems appropriate.

     Upon completion of the offering the Company will have outstanding 17,396,358 shares of Common Stock (17,771,358 shares, if the Underwriters' over-allotment option is exercised in full). All these shares of Common Stock will be freely tradeable without restriction or limitation under the Act, except to the extent such shares are subject to the agreement with the Underwriters described below, and except for any shares held by "affiliates," as that term is defined under the Securities Act of 1933, as amended (the "Securities Act"). The shares held by affiliates may only be sold if they are registered under the Act or unless an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act ("Rule 144"), is available.

     In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned shares constituting "restricted securities" (generally defined as securities acquired from the Company or an affiliate of the Company in a non-public transaction) for at least two years, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the outstanding common stock or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144. Sales under Rule 144 also are subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A stockholder (or stockholders whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a proposed transaction and who has beneficially owned "restricted securities" for at least three years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above. The Securities and Exchange Commission has proposed amendments to Rule 144 that would shorten these two and three year periods by one year each.

     In October 1993 and February 1995, the Company privately placed 2,200,000 and 644,415 shares of Common Stock, respectively. In connection with the February 1995 private placement, the Company also issued a common stock purchase warrant to purchase 64,415 shares of the Company's Common Stock. All of such shares of Common Stock are presently eligible for sale in the public market pursuant to effective registration statements or Rule 144(k) under the Act. Although the Company is not able to accurately determine the exact number of shares of Common Stock that have previously been sold pursuant to such registration statements or Rule 144(k), based on information available to the Company, the Company believes that more than 1,600,000 shares of Common Stock have been sold in the public market pursuant to such registration statements or Rule 144 prior to the date of this Prospectus.

     In addition, 1,512,250 shares of Common Stock are reserved for issuance pursuant to the Company's stock option plans. At November 1, 1996, options for the purchase of 1,207,250 shares of Common Stock were outstanding. When and if issued on exercise of the option, these shares will be available for sale in the public market from time to time upon registration or pursuant to available exemptions from registration. See "Risk Factors -- Shares Eligible for Future Sale."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for which Van Kasper & Company is acting as Representative, have severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite their names below:

                                                                                 NUMBER
             NAME                                                               OF SHARES
            ------                                                              ---------
    Van Kasper & Company......................................................

                                                                                ---------
              Total...........................................................  2,500,000
                                                                                =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of Common Stock offered hereby (other than those subject to the Underwriters' over-allotment option described below) if any are purchased.

     Van Kasper & Company, the Representative of the several Underwriters, has advised the Company that the Underwriters propose to offer the shares of Common Stock directly to the public at the price to public set forth on the cover page of this Prospectus and to certain dealers at this price less a discount not in
excess of $     per share. The Underwriters may allow and these dealers may
reallow a discount not in excess of $     per share to certain other dealers.
After the public offering of the shares of Common Stock, the offering price and other selling terms may be changed by the Representative.

     The Company has granted to the Underwriters an option, exercisable no later than 45 days after the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus, less the underwriting discount set forth on the cover page of this Prospectus, solely to cover over-allotments. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof as the number of shares of Common Stock to be purchased by it shown in the above table bears to the total offering, and the Company will be obligated, pursuant to the option, to sell such shares of Common Stock to the Underwriters.

     In connection with the offering made hereby, the Company has agreed to sell to the Representative, for nominal consideration, warrants to purchase from the Company a number of shares of Common Stock equal to 5% of the number of shares issued in the offering (the "Warrants"). The Warrants are exercisable, in whole or in part, at an exercise price of 120% of the price to public set forth on the cover page of this Prospectus at any time during the four-year period commencing one year after the effective date of the Registration Statement of which this Prospectus is a part. The warrant agreement pursuant to which the Warrants will be issued will contain provisions providing for adjustment of the exercise price and the number and type of securities issuable upon exercise of the Warrants should any one or more of certain specified events occur. The Warrants grant to the holders thereof certain rights of registration for the securities issuable upon exercise of the Warrants.

     At the closing of the offering, the Company will also pay to the Representative a non-accountable expense allowance of $150,000.

     The Underwriting Agreement contains covenants of indemnity between the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act.

     Pursuant to the terms of certain lock-up agreements, the Company's directors and officers have agreed with the Underwriters that, for a period of 180 days after the date of this Prospectus, they will not offer to sell or otherwise sell, dispose of or grant any rights with respect to any shares of Common Stock, now owned or hereafter acquired directly by such holders or with respect to which they have the power of disposition, without the prior written consent of Van Kasper & Company. The Company also has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or any options or warrants to purchase Common Stock other than shares or options issued under the Company's stock option plans, for a period of 180 days after the date of this Prospectus, except with the prior written consent of Van Kasper & Company.

                             CERTAIN LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Lynch, Chappell & Alsup, a Professional Corporation, The Summit, Suite 700, 300 N. Marienfeld, Midland, Texas 79701. Thomas W. Ortloff, a shareholder of the firm of Lynch, Chappell & Alsup, is Secretary of the Company. Certain legal matters will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, 333 South Grand Avenue, Los Angeles, California 90071.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995 have been included in this Prospectus and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The estimated reserves and related calculations of Joe C. Neal & Associates set forth in this Prospectus have been included herein in reliance upon the authority of said firm as experts in petroleum engineering.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected, without charge, and copies may be obtained at prescribed rates, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. The Commission maintains a Worldwide Web site on the Internet at http:// www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the shares of Common Stock offered pursuant to this Prospectus. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement, the exhibits thereto and the documents incorporated therein by reference. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the Registration Statement or the copy of such contract or other documents filed as an exhibit to or incorporated by reference in the Registration Statement, and each such statement is qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents that previously were, or are in the future, filed with the Commission (File No. 0-13305) pursuant to the Exchange Act, are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; (iii) the Company's Proxy Statement dated April 15, 1996; and (iv) all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is modified or replaced by a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this Prospectus. Any such statement so modified or superseded shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above that have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Written or oral requests for such copies should be directed to Rebecca A. Burrell, Parallel Petroleum Corporation, One Marienfeld Place, Suite 465, Midland, Texas 79701 (telephone: (915) 684-3727).

                                    GLOSSARY

     As used in this Prospectus:

     "Area of mutual interest" means, generally, an agreed upon area of land, varying in size, included and described in an oil and gas exploration agreement which participants agree will be subject to rights of first refusal as among themselves, such that any participant acquiring any minerals, royalty, overriding royalty, oil and gas leasehold estates or similar interests in the designated area, is obligated to offer the other participants the opportunity to purchase their agreed upon percentage share of the interest so acquired on the same basis and cost as purchased by the acquiring participant. If the other participants, after a specific time period, elect not to acquire their pro-rata share, the acquiring participant is typically then free to retain or sell such interests.

     "Bbl" means barrel or barrels.

     "Bcf" means billion cubic feet.

     "DD&A Rate" means the amount of depreciation, depletion and amortization per EBO production.

     "Drillable feature" means a geologic anomaly which may contain hydrocarbons that has been identified through the use of 3-D seismic surveys.

     "EBO" means equivalent barrels of oil, determined using the ratio of six Mcf of gas to one barrel of oil, condensate or gas liquids.

     "Future net revenues (before income taxes)" means an estimate of future net revenues from a property at a specified date, after deducting production and ad valorem taxes, future capital costs and operating expenses, before deducting income taxes. Future net revenues (before income taxes) should not be construed as being the fair market value of the property.

     "Future net revenues (net of income taxes)" means an estimate of future net revenues from a property at a specified date, after deducting production and ad valorem taxes, future capital costs and operating expenses, net of income taxes. Future net revenues (net of income taxes) should not be construed as being the fair market value of the property.

     "Mcf" means thousand cubic feet.

     "MMcf" means million cubic feet.

     "MBbl" means thousand barrels.

     "Gross" oil and gas wells or "gross" acres is the number of wells or acres in which the Company has an interest.

     "Net" oil and gas wells or "net" acres are determined by multiplying "gross" wells or acres by the Company's working interest in such wells or acres.

     "Present value of future net revenues (before income taxes)" means future net revenues (before income taxes) discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties.

     "Present value of future net revenues (net of income taxes)" means future net revenues (net of income taxes) discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties.

     "Production costs" means lease operating expenses and severance and ad valorem taxes on oil and gas production.

     "Proved reserves" or "reserves" means gas and oil, condensate and gas liquids on a net revenue interest basis, found to be commercially recoverable.

     "Proved developed reserves" includes only those proved reserves expected to be recovered from existing completion intervals in existing wells and those reserves that exist behind the casing of existing wells when the cost of making such reserves available for production is relatively small compared to the cost of a new well.

     "Proved undeveloped reserves" includes those proved reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

     "Trend" means a geographical area where similar geological, geophysical, or oil and gas reservoir and production characteristics may exist.

                         PARALLEL PETROLEUM CORPORATION

                       INDEX TO THE FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................   F-2
Financial Statements:
     Balance Sheets as of December 31, 1994 and 1995, and September 30, 1996
      (unaudited).....................................................................   F-3
     Statements of Operations for the years ended December 31, 1993, 1994, and 1995,
      and the nine months ended September 30, 1995 and 1996 (unaudited)...............   F-4
     Statements of Stockholders' Equity for the years ended December 31, 1993, 1994,
      and 1995, and the nine months and 1996 (unaudited)..............................   F-5
     Statements of Cash Flows for the years ended December 31, 1993, 1994, and 1995,
      and the nine months ended September 30, 1995 and 1996 (unaudited)...............   F-6
     Notes to Financial Statements....................................................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Parallel Petroleum Corporation:

     We have audited the financial statements of Parallel Petroleum Corporation as listed in the accompanying index. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parallel Petroleum Corporation as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in notes 1 and 5 to the financial statements, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

                                            KPMG PEAT MARWICK LLP

Midland, Texas
February 2, 1996

                         PARALLEL PETROLEUM CORPORATION

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

               DECEMBER 31, 1994 AND 1995 AND SEPTEMBER 30, 1996

                                                                DECEMBER 31,         SEPTEMBER 30,
                                                             -------------------         1996
                          ASSETS                              1994        1995       -------------
                                                             -------     -------      (UNAUDITED)
Current assets:
  Cash and cash equivalents................................  $   598     $   559        $   416
  Accounts Receivable:
     Oil and gas...........................................      470         648          2,158
     Others, net of allowance for doubtful accounts of $28
       in 1994, 1995 and 1996..............................      243         115            701
     Affiliate.............................................        2           3             10
                                                             -------     -------        -------
                                                                 715         766          2,869
  Prepaid expenses and other...............................       13          16             12
  Undeveloped leases held for sale.........................      464          61         --
  Deferred income taxes....................................    --            114            210
                                                             -------     -------        -------
     Total current assets..................................    1,790       1,516          3,507
                                                             -------     -------        -------
Property and equipment, at cost:
  Oil and gas properties, full cost method.................   27,658      30,880         40,362
  Other....................................................      298         316            372
                                                             -------     -------        -------
                                                              27,956      31,196         40,734
  Less accumulated depreciation and depletion..............    7,232       8,838         11,457
                                                             -------     -------        -------
     Net property and equipment............................   20,724      22,358         29,277
                                                             -------     -------        -------
Other assets, net of accumulated amortization of $20 in
  1994, $24 in 1995 and $40 in 1996........................      247          41             91
                                                             -------     -------        -------
     Total assets..........................................  $22,761     $23,915        $32,875
                                                             =======     =======        =======
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities:
     Trade.................................................  $ 1,696         856        $ 1,208
     Affiliate.............................................      327          20             61
                                                             -------     -------        -------
       Total current liabilities...........................    2,023         876          1,269
                                                             -------     -------        -------
Long-term debt.............................................   11,000      11,675         16,213
Deferred revenue...........................................       50       --            --
Deferred income taxes......................................      359         528          1,954
Contingencies
Stockholders' equity:
  Preferred stock -- par value of $.10 per share,
     authorized 40,000 shares, none issued.................    --          --            --
  Common stock -- par value of $.01 per share, authorized
     100,000 shares, issued and outstanding 14,175 in 1994,
     14,854 in 1995 and 14,866 in 1996.....................      142         149            149
  Additional paid-in surplus...............................   10,300      11,663         11,684
  Retained earnings (deficit)..............................   (1,113)       (976)         1,606
                                                             -------     -------        -------
     Total stockholders' equity............................    9,329      10,836         13,439
                                                             -------     -------        -------
     Total liabilities and stockholder's equity............  $22,761     $23,915        $32,875
                                                             =======     =======        =======

                See accompanying notes to financial statements.

                          PARALLEL PETROLEUM CORPORATION

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

                                                                                NINE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                               -----------------------------    ------------------
                                                1993       1994       1995       1995       1996
                                               -------    -------    -------    -------    -------
                                                                                   (UNAUDITED)
Oil and gas revenues.........................  $ 3,446    $ 4,693    $ 4,714    $ 3,420    $ 9,693
                                               -------    -------    -------    -------    -------
Costs and expenses:
  Production costs...........................    1,305      1,427      1,468      1,066      1,902
  General and administrative expense.........      298        340        433        315        386
  Depreciation, depletion and amortization...      918      1,572      1,618      1,095      2,619
                                               -------    -------    -------    -------    -------
     Total costs and expenses................    2,521      3,339      3,519      2,476      4,907
                                               -------    -------    -------    -------    -------
     Operating income........................      925      1,354      1,195        944      4,786
                                               -------    -------    -------    -------    -------
Other (income) expense, net:
  Interest expense...........................      427        711      1,035        772        931
  Other expense (income).....................      (74)       (65)       (44)       (35)       (57)
                                               -------    -------    -------    -------    -------
     Total other expense, net................      353        646        991        737        874
                                               -------    -------    -------    -------    -------
Pretax income before cumulative effect of
  accounting change..........................      572        708        204        207      3,912
Income tax expense...........................      196        263         67         70      1,330
                                               -------    -------    -------    -------    -------
Income before cumulative effect of
  accounting change..........................      376        445        137        137      2,582
Cumulative effect of accounting change.......      (48)        --         --         --         --
                                               -------    -------    -------    -------    -------
     Net income..............................  $   328    $   445    $   137    $   137    $ 2,582
                                               =======    =======    =======    =======    =======
Income per common share:
  Income before cumulative effect of
     accounting change.......................  $  0.03    $  0.03    $  0.01    $  0.01    $  0.17
  Cumulative effect of accounting change.....    (0.01)        --         --         --         --
                                               -------    -------    -------    -------    -------
     Net income per common share.............  $  0.02    $  0.03    $  0.01    $  0.01    $   .17
                                               =======    =======    =======    =======    =======
Weighted average common shares and common
  stock equivalents outstanding..............   13,467     14,815     15,557     15,308     15,579
                                               =======    =======    =======    =======    =======

                See accompanying notes to financial statements.

                         PARALLEL PETROLEUM CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996

                                                    COMMON STOCK
                                                 ------------------   ADDITIONAL   RETAINED       TOTAL
                                                  NUMBER               PAID-IN     EARNINGS   STOCKHOLDERS'
                                                 OF SHARES   AMOUNT    CAPITAL     (DEFICIT)     EQUITY
                                                 ---------   ------   ----------   --------   -------------
Balance at January 1, 1993.....................    11,772     $118      $ 7,109    $ (1,886)     $ 5,341
  Issuance of stock............................     2,200       22        2,918       --           2,940
  Options exercised............................        95        1           42       --              43
  Tax benefits related to options..............     --        --             65       --              65
  Net income...................................     --        --         --             328          328
                                                   ------     ----      -------     -------      -------
Balance at December 31, 1993...................    14,067      141       10,134      (1,558)       8,717
  Options exercised............................       108        1           83       --              84
  Tax benefits related to options..............     --        --             83       --              83
  Net income...................................     --        --         --             445          445
                                                   ------     ----      -------     -------      -------
Balance at December 31, 1994...................    14,175      142       10,300      (1,113)       9,329
  Issuance of stock............................       644        6        1,315       --           1,321
  Options exercised............................        35        1           35       --              36
  Tax benefits related to options..............     --        --             13       --              13
  Net income...................................     --        --         --             137          137
                                                   ------     ----      -------     -------      -------
Balance at December 31, 1995...................    14,854      149       11,663        (976)      10,836
  Options exercised (unaudited)................        12     --             21       --              21
  Net income (unaudited).......................     --        --         --           2,582        2,582
                                                   ------     ----      -------     -------      -------
Balance at September 30, 1996 (unaudited)......    14,866     $149      $11,684    $  1,606      $13,439
                                                   ======     ====      =======     =======      =======

                See accompanying notes to financial statements.

                          PARALLEL PETROLEUM CORPORATION

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

                                                                                  NINE MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                                -----------------------------    -------------------
                                                 1993       1994       1995       1995        1996
                                                -------    -------    -------    -------    --------
                                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net income................................... $   328    $   445    $   137    $   137    $  2,582
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation, depletion and
       amortization............................     918      1,572      1,618      1,095       2,619
     Cumulative effect of accounting change....      48      --         --         --          --
     Income taxes..............................     196        263         67         70       1,330
  Other, net...................................      (7)       (78)         8        174         (50)
  Changes in assets and liabilities:
     Decrease (increase) in trade
       receivables.............................    (138)       175        (51)       (45)     (2,103)
     Decrease (increase) in prepaid expenses
       and other...............................      15         (5)        (3)       (30)          4
     Increase (decrease) in accounts payable
       and accrued liabilities.................     727       (518)      (281)    (1,272)        163
                                                -------    -------    -------    -------    --------
       Net cash provided by operating
          activities...........................   2,087      1,854      1,495        129       4,545
                                                -------    -------    -------    -------    --------
Cash flows from investing activities:
  Additions to property and equipment..........  (4,700)    (6,317)    (4,518)    (2,488)     (9,855)
  Proceeds from disposition of property and
     equipment.................................     402        572        597      1,261         608
  Acquisition of undeveloped leases held for
     sale......................................  (1,004)      (772)      (524)      (106)      --
  Proceeds from disposition of undeveloped
     leases held for sale......................     381         12        731      --          --
                                                -------    -------    -------    -------    --------
     Net cash used in investing activities.....  (4,921)    (6,505)    (3,714)    (1,333)     (9,247)
                                                -------    -------    -------    -------    --------
Cash flows from financing activities:
  Proceeds from the issuance of long-term
     debt......................................   2,625      5,191      2,285      1,050      19,607
  Payments of long-term debt...................  (3,036)     --        (1,610)    (1,610)    (15,069)
  Proceeds from exercise of options............      43         84         36         36          21
  Stock offering costs.........................   --          (149)      (142)      (290)      --
  Proceeds from common stock issuance..........   2,940      --         1,611      1,611       --
                                                -------    -------    -------    -------    --------
     Net cash provided by financing
       activities..............................   2,572      5,126      2,180        797       4,559
                                                -------    -------    -------    -------    --------
     Net increase (decrease) in cash and cash
       equivalents.............................    (262)       475        (39)      (407)       (143)
Cash and cash equivalents, beginning of
  period.......................................     385        123        598        598         559
                                                -------    -------    -------    -------    --------
Cash and cash equivalents, end of period....... $   123    $   598    $   559    $   191    $    416
                                                =======    =======    =======    =======    ========

                See accompanying notes to financial statements.

                          PARALLEL PETROLEUM CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations

     Parallel Petroleum Corporation, a Delaware corporation (the Company), is primarily engaged in, and its only industry segment is, the acquisition of, and the exploration for, development, production and sale of, crude oil and natural gas. The Company's business activities are carried out primarily in Texas. The Company's activities in Texas are focused in the onshore Gulf Coast area of Jackson and Wharton Counties, Texas, and in the Permian Basin of West Texas.

  Property and Equipment

     The Company's oil and gas producing activities are accounted for using the full cost method of accounting. Accordingly, the Company capitalizes all costs incurred in connection with the acquisition of oil and gas properties and with the exploration for and development of oil and gas reserves. Normal dispositions of oil and gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recognized.

     Certain directly identifiable internal costs of property acquisition, exploration and development activities are capitalized. Such costs capitalized in 1993, 1994, 1995 and for the period ended September 30, 1996 totaled $375,898, $527,000, $512,000 and $427,800, respectively.

     Depletion of such costs is provided using the units-of-production method based upon estimates of proved oil and gas reserves with oil and gas production being converted to a common unit of measure based upon their relative energy content. Depreciation, depletion and amortization per equivalent unit of production (EBO) was $3.61, $4.13, $4.02, and $4.30 for 1993, 1994, 1995 and for
the nine months ended September 30, 1996, respectively. Costs from unproved properties are excluded from depletion until evaluated.

     In accordance with the full cost method of accounting, the net capitalized costs of oil and gas properties (full cost ceiling limitation) are not to exceed their related estimated future net revenues discounted at 10%, and lower of cost or estimated fair value of unproved properties, net of tax considerations.

     Upon retirement or disposition of assets other than oil and gas properties, the cost and related accumulated depreciation are removed from the accounts with the resulting gains or losses, if any, reflected in results of operations. Depreciation of other property and equipment is computed using the straight-line method based on their estimated useful lives.

     Maintenance and repairs are charged to operations; renewals and betterments are charged to the appropriate property and equipment accounts.

  Undeveloped Leases Held for Sale

     Undeveloped leases held for sale represent unproven oil and gas properties which the Company expects to sell within one year. Such properties are carried at the lower of cost or net realizable value and are excluded from amortization. Gains or losses upon disposition or impairment of such properties are treated as an adjustment to the full cost pool with no gain or loss recognized.

  Income Taxes

     The Company accounts for federal income taxes using Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), which required a change from the deferred method of

                         PARALLEL PETROLEUM CORPORATION

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

accounting for income taxes under Accounting Principles Board ("APB") Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FAS 109, the effect on previously recorded deferred tax assets and liabilities resulting from a change in tax rates is recognized in earnings in the period in which the change is enacted.

     Pursuant to the deferred method of accounting for income taxes under APB Opinion 11, which applied to 1992 and prior years, deferred income taxes were recognized for income and expense items that are reported in different years for financial and income tax reporting purposes using the tax rates applicable for the year of the calculation. Under the deferred method, deferred taxes were not adjusted for subsequent tax rate changes.

  Environmental

     The Company is subject to extensive Federal, state and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.

  Revenue Recognition

     The Company uses the sales method of accounting for crude oil revenues. To the extent that crude oil is produced but not sold, the oil in tanks is not recorded as inventory on the financial statements. The oil in tanks at December 31, 1994 and 1995 was not material.

     The Company uses the sales method of accounting for natural gas revenues. Under this method, revenues are recognized based on actual volumes of gas sold to purchasers.

  Gas Balancing

     Deferred income associated with gas balancing is accounted for on the entitlements method and represents amounts received for gas sold under gas balancing arrangements in excess of the Company's interest in properties covered by such agreements. As of December 31, 1995, the Company had no significant amounts outstanding under gas balancing arrangements.

  Net Income Per Common Share

     Net income per common share has been computed by dividing net earnings by the weighted average number of shares and share equivalents, if more than 3% dilutive, outstanding during the period. There were no significant differences between the primary and fully dilutive earnings per share.

                         PARALLEL PETROLEUM CORPORATION

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  Use of Estimates in the Preparation of Financial Statements

     Preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash Equivalents

     For purposes of the statements of cash flows, the Company considers all demand deposits, money market accounts and certificates of deposit purchased with an original maturity of three months or less to be cash equivalents.

  Interim Financial Statements

     The interim financial information as of September 30, 1996, and for the nine months ended September 30, 1995 and 1996, is unaudited. However, in the opinion of management, these interim financial statements include all the necessary adjustments to fairly present the results of the interim periods, and all such adjustments are of a normal recurring nature. The interim financial statements should be read in conjunction with the audited financial statements for the years ended December 31, 1993, 1994 and 1995.

  Reclassifications

     Certain reclassifications have been made to the 1993 and 1994 amounts to conform to the 1995 presentation.

(2) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash, accounts receivable, accounts payable, and accrued liabilities approximates fair value because of the short maturity of these instruments.

     The carrying amount of long-term debt approximates fair value because the Company's current borrowing rate does not differ from the existing rate on the Company's long-term debt balance.

(3) LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                            DECEMBER 31,
                                                         -------------------
                                                          1994        1995
                                                         -------     -------     SEPTEMBER 30,
                                                                                     1996
                                                                                 -------------
                                                                                  (UNAUDITED)
    Note payable to bank, at the bank's prime rate plus
      .75% (9.25% at December 31, 1995), secured by
      substantially all of the Company's oil and gas
      properties, due in forty-eight monthly payments
      commencing June 1997.............................. $11,000     $11,675        $  --
    Note payable to bank, at bank's base lending rate
      (8.25% at September 30, 1996)(a)..................    --          --           16,213
    Less: current maturities............................    --          --             --
                                                         -------     -------        -------
                                                         $11,000     $11,675        $16,213
                                                         =======     =======        =======

---------------

(a) The note payable is classified as long-term due to a maturity date of July 1, 2001.

                         PARALLEL PETROLEUM CORPORATION

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

(3) LONG-TERM DEBT -- (CONTINUED)

     On July 31, 1995 the Company amended and renewed its loan agreement. The note provides for a two-year revolving line of credit of $25,000,000 with a borrowing base of $12,000,000, followed by a four-year term loan requiring forty-eight monthly principal payments beginning June 1997. The borrowing base was subject to redetermination every six months with the latest redetermination date on November 30, 1995. The note was secured by substantially all of the Company's oil and gas properties. Commitment fees of .5% per annum on the difference between the commitment and the average daily amount outstanding were due quarterly.

     The amended and renewed loan agreement contains various restrictive covenants and compliance requirements, which include (1) maintenance of certain financial ratios, (2) limiting the incurrence of additional indebtedness, and
(3) no payment of dividends.

     On July 1, 1996, the Company entered into a new loan agreement to refinance the outstanding indebtedness with its former lender and to provide funds for working capital. The note provides for a revolving credit facility of $30,000,000 with a borrowing base of $19,500,000. The note matures July 1, 2001. The borrowing base is subject to redetermination every six months on October 1, and April 1, with the latest redetermination date on August 12, 1996. The note is secured by substantially all of the Company's oil and gas properties. Commitment fees of .25% per annum on the difference between the commitment and the average daily amount outstanding are due quarterly.

     The unpaid principal balance on the note bears interest at the election of the Company at a rate equal to (i) the bank's base lending rate or (ii) the bank's eurodollar rate plus a margin of 2.5%. On September 30, 1996, the interest rate in effect was the bank's base lending rate of 8.25%.

     The new loan agreement contains various restrictive covenants and compliance requirements, which include (1) maintenance of certain financial ratios, (2) limiting the incurrence of additional indebtedness, and (3) no payment of dividends.

(4) STOCK OPTIONS AND WARRANTS

     As of September 30, 1996, the Company granted incentive stock options covering a total of 85,000 shares of common stock to certain key employees of the Company. The exercise price of $5.40 per share was not less than the estimated fair market value of the shares at the date of the grant. The options are exercisable at various times over periods commencing August 14, 1997 and extending through August 14, 2006. Also as of September 30, 1996, certain executive officers exercised options to purchase 12,250 shares of common stock at $1.75 per share.

     During 1995, the Company granted incentive stock options covering a total of 70,000 shares of common stock to certain key employees of the Company. The exercise price of $1.75 per share was not less than the estimated fair market value of the shares at the date of the grant. The options are exercisable at various times over periods commencing May 31, 1996 and extending through May 31, 2005. The same employees canceled incentive stock options during 1995 covering 70,000 shares of common stock at an exercise price of $3.94 per share, and 70,000 shares at $3.44 per share for a total of 140,000 shares. Also during 1995, an executive officer exercised options to purchase 35,000 shares of common stock at $1.03 per share. Exercise of the nonqualified stock options resulted in a deferred tax effect of $12,257.

     During 1994, the Company granted incentive stock options covering a total of 115,000 shares of common stock to certain key employees of the Company. The exercise price of $3.44 per share was not less than the estimated fair market value of the shares at the date of the grant. The options are exercisable at various times over periods commencing October 6, 1995 and extending through October 6, 2004. Also during 1994, executive

                         PARALLEL PETROLEUM CORPORATION

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

(4) STOCK OPTIONS AND WARRANTS -- (CONTINUED)

officers exercised options to purchase 20,000 shares of common stock at $.34 per share; 37,500 shares of common stock at $.68 per share; and 50,000 shares at $1.03 per share for a total of 107,500 shares. Exercise of the nonqualified stock options resulted in a deferred tax effect of $83,391.

     During 1993, the Company granted nonqualified and incentive stock options covering a total of 340,000 shares of common stock to certain executive officers and key employees of the Company. The exercise prices of $3.19 and $3.94 per share were not less than the estimated fair market value of the shares at the date of the grant. The options are exercisable at various times over periods commencing October 18, 1994 and extending through October 18, 2003. Also during 1993, an executive officer exercised the option to purchase 80,000 shares of common stock at $.34 per share and 15,000 shares at $1.03 per share for a total of 95,000 shares. Exercise of the nonqualified stock options resulted in a deferred tax effect of $65,552.

                                                                    NUMBER OF      OPTION PRICE
                                                                     SHARES         PER SHARE
                                                                    ---------     --------------
Balance at January 1, 1993........................................    987,000     $.34 to $1.03
  Options granted.................................................    340,000     $3.19 to $3.94
  Options exercised...............................................    (95,000)    $.34 to $1.03
                                                                    ---------
Balance at December 31, 1993......................................  1,232,000     $.34 to $3.94
  Options granted.................................................    115,000         $3.44
  Options exercised...............................................   (107,500)    $.34 to $1.03
                                                                    ---------
Balance at December 31, 1994......................................  1,239,500     $.34 to $3.94
  Options granted.................................................     70,000         $1.75
  Options exercised...............................................    (35,000)        $1.03
  Options canceled................................................   (140,000)    $3.44 to $3.94
                                                                    ---------
Balance at December 31, 1995......................................  1,134,500     $.34 to $3.94
  Options granted (unaudited).....................................     85,000         $5.40
  Options exercised (unaudited)...................................    (12,250)        $1.75
                                                                    ---------
Balance at September 30, 1996 (unaudited).........................  1,207,250     $.34 to $5.40
                                                                    =========
Options exercisable at September 30, 1996 (unaudited).............  1,124,750     $.34 to $5.40
                                                                    =========

     In connection with the private placement offering (See Note 9), a broker-dealer responsible for introducing the Company to the Company's principal placement agent received a five-year warrant to purchase 64,415 shares of common stock at a price of $2.75 per share.

     The Company had outstanding at December 31, 1994, 1995, and as of September 30, 1996, 300,000 warrants. Each warrant allows the holder to buy one share of common stock for $6.00. The warrants were issued as part of the Company's initial public offering in 1980 and are exercisable for a 30 day period commencing on the date a registration statement covering exercise is declared effective. The warrants contain antidilution provisions and in the event of liquidation, dissolution, or winding up of the Company, the holders are not entitled to participate in the assets of the Company.

(5) INCOME TAXES

     As discussed in Note 1, effective January 1, 1993, the Company adopted FAS
109. The cumulative effective of this accounting change was a charge of $48,052 as of January 1, 1993 and is reported separately in the

                         PARALLEL PETROLEUM CORPORATION

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

(5) INCOME TAXES -- (CONTINUED)

accompanying statement of operations for the year ended December 31, 1993. Prior years financial statements have not been restated to apply the provisions of FAS 109.

     Federal income tax expense differs from the amount computed at the Federal statutory rate as follows (in thousands):

                                                                      YEAR ENDED DECEMBER
                                                                              31,
                                                                     ---------------------
                                                                     1993     1994     1995
                                                                     ----     ----     ---
    Income tax expense at statutory rate...........................  $195     $240     $69
    Nondeductible expenses and other...............................     1       23      (2)
                                                                     ----     ----     ---
    Income tax expense.............................................  $196     $263     $67
                                                                     ====     ====     ===

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows (in thousands):

                                                                          1994       1995
                                                                         ------     ------
                         CURRENT
                         -------
    Deferred income tax assets:
      Net operating loss carryforwards expected to be utilized in
         1996..........................................................  $ --       $  114
                                                                         ------     ------
      Total current deferred tax assets................................  $ --       $  114
                                                                         ======     ======
                      NONCURRENT
                      ----------
    Deferred income tax assets:
      Net operating loss carryforwards.................................  $3,537     $3,376
      Statutory depletion carryforwards................................     178        186
                                                                         ------     ------
      Total noncurrent deferred income tax assets......................   3,715      3,562
                                                                         ------     ------
    Deferred income tax liabilities:
      Property and equipment, principally due to differences in basis, expensing of intangible drilling costs for tax purposes and
         depletion.....................................................   4,066      4,090
    Other..............................................................       8       --
                                                                         ------     ------
      Total deferred income tax liabilities............................   4,074      4,090
                                                                         ------     ------
      Net noncurrent deferred income tax liability.....................  $  359     $  528
                                                                         ======     ======

     A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Based on expectations for the future and the availability of certain tax planning strategies that would generate taxable income to realize the net tax benefits, if implemented, management has determined that taxable income of the Company will more likely than not be sufficient to fully utilize available carryforwards prior to their ultimate expiration.

                         PARALLEL PETROLEUM CORPORATION

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

(5) INCOME TAXES -- (CONTINUED)

     As of December 31, 1995, the Company had investment tax credit and net operating loss carryforwards for regular and alternative minimum tax purposes available to reduce future taxable income and tax liability, respectively. These carryforwards expire as follows (in thousands):

                                                                                        ALTERNATIVE
                                                                                          MINIMUM
                                                    NET OPERATING    INVESTMENT TAX       TAX NET
                                                        LOSS             CREDIT        OPERATING LOSS
                                                    -------------    --------------    --------------
    1996..........................................     $   336             $14             $   --
    1997..........................................         779              37                 --
    1998..........................................         598              --                 --
    1999..........................................         852              --                 --
    2000..........................................         562              --                 --
    2001..........................................         684              --              2,794
    2002..........................................         421              --                291
    2003..........................................         138              --                 82
    2004..........................................         257              --                 48
    2005..........................................          69              --                 --
    2006..........................................       1,011              --                 --
    2007..........................................         792              --                 --
    2008..........................................       1,596              --              1,920
    2009..........................................       2,170              --              1,974
                                                       -------             ---             ------
                                                       $10,265             $51             $7,109
                                                       =======             ===             ======

(6) MAJOR CUSTOMERS

     The following purchasers accounted for 10% or more of the Company's oil and gas sales for the periods ended:

                                                              DECEMBER 31,         NINE MONTHS
                                                          --------------------        ENDED
                                                          1993    1994    1995    SEPTEMBER 30,
                                                          ----    ----    ----        1996
                                                                                  -------------
                                                                                   (UNAUDITED)
    Purchaser A.........................................   31%     31%     28%         11%
    Purchaser B.........................................   17%      --      --          --
    Purchaser C.........................................    --     10%     10%          --
    Purchaser D.........................................    --      --     10%          --
    Purchaser E.........................................   12%      --      --          --
    Purchaser F.........................................   11%      --      --          --
    Purchaser G.........................................    --      --     16%         57%

(7) EMPLOYEE PENSION PLAN

     Effective September 1, 1988, the Company established a simplified employee pension plan covering all salaried employees of the Company. The employees voluntarily contribute a portion of their eligible compensation, not to exceed $7,000, adjusted for inflation beginning in 1988, to the plan. The Company's contribution, including the employees contribution, cannot exceed the lesser of $30,000 or 15% of compensation. During 1995 and 1994, the Company contributed an aggregate of $6,739 and $2,626, respectively, of which $2,765 and

                         PARALLEL PETROLEUM CORPORATION

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

(7) EMPLOYEE PENSION PLAN -- (CONTINUED)

$1,129, respectively, was allocated to a Director of the Company. There were no Company contributions during 1993. The Company has no obligation to make contributions to the plan.

(8) STATEMENTS OF CASH FLOWS

     During 1995, the Company transferred $148,115 of deferred stock offering costs related to a private placement of common stock to additional paid-in surplus. See Note 9.

     During 1993, 1994, 1995 and as of September 30, 1996, $704,785, $338,821,
$196,582 and $60,413 were transferred from leases held for resale to oil and gas properties, respectively. These transfers are considered non-cash transactions.

     No Federal taxes were paid in 1993, 1994 and 1995 and for the nine months ended September 30, 1996, as a result of net operating losses or loss carryforwards. Payments of interest were $427,020, $703,775 and $1,027,461 in 1993, 1994 and 1995, respectively, and $913,805 for the nine months ended September 30, 1996.

     At December 31, 1994, 1995 and as of September 30, 1996, there were $1,123,442, $257,863 and $487,814, respectively, of property additions accrued in accounts payable.

(9) COMMON STOCK OFFERING

     On February 7, 1995, the Company closed on a private placement offering dated November 7, 1994. The Company sold 644,150 shares of its common stock at $2.50 per share of which 50,000 shares were beneficially purchased by certain directors of the Company. Proceeds received, net of related expenses, were approximately $1,321,000.

(10) RELATED PARTY TRANSACTIONS

     During 1994, 1995 and as of September 30, 1996, the Company was charged $757,000, $4,200 and $260,000, respectively, for drilling services and lease operating expenses by entities in which certain Directors are majority owners. These Directors and their companies own interests in certain wells operated by the Company. During 1994, 1995 and as of September 30, 1996, with respect to these wells the Company charged $213,000, $40,800 and $77,000, respectively, for the lease operating expenses and drilling costs and paid $184,000, $167,000 and $102,000, respectively, in oil and gas revenues to these related parties with respect to these wells. As of September 30, 1996, the Company received $10,100 in oil and gas revenues related to these wells.

     An entity in which the Chief Executive Officer and Chairman of the Board is the owner acted as the Company's agent in performing the routine day to day operations of certain wells. In 1994, 1995 and as of September 30, 1996, the Company was billed $189,000, $348,000 and $212,000, respectively, for the Company's pro rata share of lease operating and drilling expenses and received $287,000, $130,000 and $152,000 in 1994, 1995 and as of September 30, 1996,
respectively, in oil and gas revenues related to these wells.

                          PARALLEL PETROLEUM CORPORATION

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

(11) OIL AND GAS EXPENDITURES

     The following table reflects capitalized costs related to the oil and gas producing activities (in thousands):

                                                            DECEMBER 31,
                                                         -------------------
                                                          1994        1995
                                                         -------     -------     SEPTEMBER 30,
                                                                                     1996
                                                                                 -------------
                                                                                  (UNAUDITED)
    Capitalized costs:
      Proved properties................................. $24,038     $29,172        $40,175
      Unproved properties...............................   3,620       1,708            187
                                                         -------     -------        -------
                                                          27,658      30,880         40,362
         Accumulated depletion..........................   6,994       8,591         11,192
                                                         -------     -------        -------
                                                         $20,664     $22,289        $29,170
                                                         =======     =======        =======

     Costs of unproved properties are not being depleted at December 31, 1995 and were incurred primarily during 1994 and are expected to be evaluated in the next two years.

     The following table reflects costs incurred in oil and gas property acquisition, exploration and development activities (in thousands):

                                                                                   NINE MONTHS
                                                   YEARS ENDED DECEMBER 31,           ENDED
                                                 ----------------------------     SEPTEMBER 30,
                                                  1993       1994       1995          1996
                                                 ------     ------     ------     -------------
                                                                                   (UNAUDITED)
    Transfers from undeveloped leases held for
      sale...................................... $  705     $  339     $  197        $    60
    Proved property acquisition costs...........    546        238        372          3,607
    Unproved property acquisition costs.........    721      2,542        841          2,385
    Exploration.................................  2,225      3,400      1,519          3,313
    Development.................................  1,173      1,225        889            724
                                                 ------     ------     ------     ----------
                                                 $5,370     $7,744     $3,818        $10,089
                                                 ======     ======     ======     ==========

(12) FOURTH QUARTER ADJUSTMENT

     During the fourth quarter of 1994 and 1995, $155,000 and $157,000, respectively, of depreciation, depletion, and amortization related to prior quarters was recorded based on the December 31, 1994 and 1995 reserve study.

(13) SUPPLEMENTAL OIL AND GAS RESERVE DATA (UNAUDITED)

     The estimates of the Company's proved oil and gas reserves, which are all located in the United States, are prepared by independent petroleum engineers. Reserves were estimated in accordance with guidelines established by the U.S. Securities and Exchange Commission and the Financial Accounting Standards Board, which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements. Information for oil is presented in barrels (BBL) and for gas in thousands of cubic feet (MCF).

                         PARALLEL PETROLEUM CORPORATION

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

(13) SUPPLEMENTAL OIL AND GAS RESERVE DATA (UNAUDITED) -- (CONTINUED)

     A summary of changes in reserve balances is presented below (in thousands):

                                                              TOTAL PROVED       PROVED DEVELOPED
                                                            ----------------     ----------------
                                                             BBL       MCF        BBL       MCF
                                                            -----     ------     -----     ------
Reserves as of January 1, 1993............................  1,297     17,120     1,063     11,666
  Purchase of reserves in place...........................   --        1,418      --        1,418
  Extensions and discoveries..............................    637      2,434       637      2,434
  Revisions of previous estimates.........................   (197)      (961)     (203)      (918)
  Sales of reserves in place..............................    (12)       (26)      (12)       (26)
  Production..............................................   (106)      (889)     (106)      (889)
                                                            -----     ------     -----     ------
Reserves as of December 31, 1993..........................  1,619     19,096     1,379     13,685
  Extensions and discoveries..............................    134      2,920       134      2,920
  Revisions of previous estimates.........................    (32)       986       (34)     1,173
  Production..............................................   (149)    (1,391)     (149)    (1,391)
                                                            -----     ------     -----     ------
Reserves as of December 31, 1994..........................  1,572     21,611     1,330     16,387
  Purchase of reserves in place...........................      5        147         5        147
  Extensions and discoveries..............................    147      7,097       147      7,097
  Revisions of previous estimates.........................    (88)    (1,115)      (94)    (1,161)
  Production..............................................   (133)    (1,616)     (133)    (1,616)
                                                            -----     ------     -----     ------
Reserves as of December 31, 1995..........................  1,503     26,124     1,255     20,854
  Purchase of reserves in place...........................    228      3,836       228      3,836
  Extensions and discoveries..............................    436      9,746       436      9,746
  Revisions of previous estimates.........................   (149)    (4,202)     (152)    (4,204)
  Production..............................................   (163)    (2,673)     (164)    (2,673)
                                                            -----     ------     -----     ------
Reserves as of September 30, 1996.........................  1,855     32,831     1,603     27,559
                                                            =====     ======     =====     ======

     The following is a standardized measure of the discounted net future cash flows and changes applicable to proved oil and gas reserves required by SFAS No.
69. The future cash flows are based on estimated oil and gas reserves utilizing prices and costs in effect as of period end discounted at 10% per year and assuming continuation of existing economic conditions.

     The standardized measure of discounted future net cash flows, in management's opinion, should be examined with caution. The basis for this table are the reserve studies prepared by independent petroleum engineers, which contain imprecise estimates of quantities and rates of production of reserves. Revisions of previous year estimates can have a significant impact on these results. Also, exploration costs in one year may lead to significant discoveries in later years and may significantly change previous estimates of proved reserves

                         PARALLEL PETROLEUM CORPORATION

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

(13) SUPPLEMENTAL OIL AND GAS RESERVE DATA (UNAUDITED) -- (CONTINUED)

and their valuation. Therefore, the standardized measure of discounted future net cash flow is not necessarily a "best estimate" of the fair value of the Company's proved oil and gas properties.

            STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
                    RELATING TO PROVED OIL AND GAS RESERVES
                                 (IN THOUSANDS)

                                                          DECEMBER 31,
                                               ----------------------------------     SEPTEMBER 30,
                                                 1993         1994         1995           1996
                                               --------     --------     --------     -------------
Future cash flows............................  $ 56,693     $ 63,288     $ 75,044       $ 117,796
Future costs:
  Production.................................   (17,943)     (23,559)     (25,356)        (32,929)
  Development................................    (2,093)      (2,375)      (2,853)         (2,857)
                                               --------     --------     --------        --------
Future net cash flows before income taxes....    36,657       37,354       46,835          82,010
Future income taxes..........................    (5,547)      (4,322)      (7,242)        (16,456)
                                               --------     --------     --------        --------
Future net cash flows........................    31,110       33,032       39,593          65,554
10% annual discount for estimated timing of
  cash flows.................................   (11,037)     (12,570)     (14,428)        (20,250)
                                               --------     --------     --------        --------
Standardized measure of discounted net cash
  flows......................................  $ 20,073     $ 20,462     $ 25,165       $  45,304
                                               ========     ========     ========        ========

                         PARALLEL PETROLEUM CORPORATION

            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

        (THE INFORMATION AND AMOUNTS FOR INTERIM PERIODS ARE UNAUDITED)

(13) SUPPLEMENTAL OIL AND GAS RESERVE DATA (UNAUDITED) -- (CONTINUED)

                       CHANGES IN STANDARDIZED MEASURE OF
             DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED RESERVES
                                 (IN THOUSANDS)

                                                                                       NINE MONTHS
                                                       YEARS ENDED DECEMBER 31,           ENDED
                                                     -----------------------------    SEPTEMBER 30,
                                                      1993       1994       1995          1996
                                                     -------    -------    -------    -------------
Increase (decrease):
  Purchase of minerals in place....................  $   876    $    --    $   182       $ 4,167
  Extensions and discoveries and improved recovery,
     net of future production and development
     costs.........................................    7,586      3,514      9,222        23,176
  Accretion of discount............................    2,077      2,114      2,050         2,589
  Net change in sales prices net of production
     costs.........................................   (3,884)    (1,418)        35         7,285
  Changes in estimated future development costs....      224       (137)      (323)           --
  Revisions of quantity estimates..................   (1,568)       574     (1,151)       (4,905)
  Net change in income taxes.......................      714      1,063        725        (6,267)
  Sales, net of production costs...................   (2,093)    (3,202)    (3,246)       (7,791)
  Sales of minerals-in-place.......................     (227)        --         --            --
  Changes of production rates (timing) and other...   (2,619)    (2,119)    (2,791)        1,885
                                                     -------    -------    -------       -------
     Net increase..................................    1,086        389      4,703        20,139
Standardized measure of discounted future net cash
  flows:
  Beginning of year................................   18,987     20,073     20,462        25,165
                                                     -------    -------    -------       -------
  End of year......................................  $20,073    $20,462    $25,165       $45,304
                                                     =======    =======    =======       =======

================================================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                         ------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary.....................   3
Risk Factors...........................   7
Use of Proceeds........................  11
Capitalization.........................  12
Price Range of Common Stock............  13
Dividends..............................  13
Selected Financial and Oil and Gas
  Data.................................  14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  16
Business...............................  20
Management and Principal
  Stockholders.........................  31
Description of Capital Stock...........  35
Shares Eligible for Future Sale........  36
Underwriting...........................  37
Certain Legal Matters..................  38
Experts................................  38
Available Information..................  38
Incorporation of Certain Documents by
  Reference............................  39
Glossary...............................  39
Index to Financial Statements.......... F-1

================================================================================







================================================================================


                                2,500,000 SHARES

                                [PARALLEL LOGO]

                                  COMMON STOCK

                         ------------------------------
                                   PROSPECTUS
                         ------------------------------

                              VAN KASPER & COMPANY

                               DECEMBER   , 1996


================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of the offering are estimated to be as follows:

    Securities and Exchange Commission Registration Fee.......................  $  4,620
    National Association of Securities Dealers, Inc. Filing Fee...............     2,024
    Nasdaq Listing Fee........................................................    17,500
    Legal Fees and Expenses...................................................    90,000
    Accounting and Engineering Fees and Expenses..............................    77,000
    Blue Sky Fees and Expenses................................................     5,000
    Printing Costs............................................................   100,000
    Transfer Agent and Registrar Fees.........................................     2,000
    Miscellaneous.............................................................     1,856
                                                                                --------
              TOTAL...........................................................  $300,000
                                                                                ========

------------------------------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant has authority under Section 145 of the General Corporation Law of the State of Delaware to indemnify its officers, directors, employees and agents to the extent provided in such statute. Article Fourteenth of the Registrant's Certificate of Incorporation, referenced as Exhibit 3.1 hereto, provides for indemnification of the Registrant's officers and directors to the full extent provided in Section 145. Article X, Section 10.1, of the Registrant's Bylaws referenced as Exhibit 3.2 hereto, also provides for indemnification of the Registrant's officers, directors, employees and agents.

     Section 102 of the General Corporation Law of the State of Delaware permits the limitation of directors' personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except in certain situations including the breach of a director's duty of loyalty or acts or omissions not made in good faith. Article Fourteenth of the Registrant's Certificate of Incorporation limits directors' personal liability to the extent permitted by Section 102.

     Article X, Section 10.2, of the Registrant's Bylaws provides that the Registrant has the power to purchase and maintain insurance on behalf of any person who is or was a director, trustee, officer, employee or agent of the Registrant or is or was serving at the request of the Registrant as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Registrant would have the power to indemnify such person against such liability.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 16. EXHIBITS

(a) Exhibits

        *(1.1)       -- Form of Underwriting Agreement
         (3.1)       -- Certificate of Incorporation of Registrant (Incorporated by reference to Exhibit 3.1 to Form 10-K of the Registrant for the fiscal year ended December 31, 1988)

         (3.2)       -- Bylaws of Registrant (Incorporated by reference to Exhibit 3.2 to
                        Form 10-K of the Registrant for the fiscal year ended December 31,
                        1995.)
         (4.1)       -- Certificate of Merger merging Parallel Petroleum Corporation, a Texas corporation, into Registrant (Incorporated by reference to Exhibit
                        4.1 to Form 10-K of the Registrant as filed with the Securities and
                        Exchange Commission on April 1, 1985.)
         (4.2)       -- Agreement and Plan of Merger Dated July 17, 1984 between Parallel
                        Petroleum Corporation, a Texas corporation, and the Registrant
                        (Incorporated by reference to Exhibit 2.1 to Form S-1 of the
                        Registrant (File No. 2-92397) as filed with the Securities and
                        Exchange Commission on July 26, 1984, as amended by Amendments No. 1 and 2 on October 5, 1984 and October 25, 1984, respectively.)
        *(4.3)       -- Form of Warrant Agreement between Van Kasper & Company and the
                        Registrant, including form of stock purchase warrant.
        *(5.1)       -- Opinion and consent of Lynch, Chappell & Alsup.
                        Executive Compensation Plans and Arrangements (Exhibit No.'s 10.1
                        through 10.(6):
        (10.1)       -- 1981 Non-Qualified Stock Option Plan (Incorporated by reference to
                        Exhibit 10.1 to Form S-1 of the Registrant (File No. 2-92397) as
                        filed with the Securities and Exchange Commission on July 26, 1984,
                        as amended by Amendments No. 1 and 2 on October 5, 1984 and October
                        25, 1984, respectively.)
        (10.2)       -- 1983 Incentive Stock Option Plan (Incorporated by reference to
                        Exhibit 10.2 to Form S-1 of the Registrant (File No. 2-92397) as
                        filed with the Securities and Exchange Commission on July 26, 1984,
                        as amended by Amendments No. 1 and 2 on October 5, 1984 and October
                        25, 1984, respectively.)
        (10.3)       -- 1992 Stock Option Plan (Incorporated by reference to Exhibit 28.1 to
                        Form S-8 of the Registrant (File No. 33-57348) as filed with the
                        Securities and Exchange Commission on January 25, 1993.)
        (10.4)       -- Stock Option Agreement between the Registrant and Thomas R. Cambridge dated December 11, 1991 (Incorporated by reference to Exhibit 10.4 of
                        Form 10-K of the Registrant for the fiscal year ended December 31,
                        1992.)
        (10.5)       -- Stock Option Agreement between the Registrant and Thomas R. Cambridge dated October 18, 1993 (Incorporated by reference to Exhibit 10.4(e)
                        of Form 10-K of the Registrant for the fiscal year ended December 31,
                        1993.)
        (10.6)       -- Prototype Simplified Employee Pension Plan (Incorporated by reference to Exhibit 10.6 of Form 10-K of the Registrant for the fiscal year ended December 31, 1995.)
        (10.7)       -- Loan Agreement, dated July 1, 1996, between the Registrant and Bank
                        One, Texas, N.A. (Incorporated by reference to Exhibit 10.1 of Form
                        10-Q of the Registrant for the fiscal quarter ended June 30, 1996.)
       *(23.1)       -- Consent of Independent Auditors
       *(23.2)       -- Consent of Independent Petroleum Engineers
        (24.1)       -- Power of Attorney (contained on page II-4 hereof)

------------------------------

 *  Filed herewith.

(b) Financial Statement Schedules, Years ended December 31, 1993, 1994 and 1995:

     All schedules are omitted as the required information is inapplicable or the information is presented in the Financial Statements or related notes.

ITEM 17. UNDERTAKINGS

     A. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     B. The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midland, State of Texas on November 7, 1996.

                                            PARALLEL PETROLEUM CORPORATION

                                          By /s/  THOMAS R. CAMBRIDGE
                                             -----------------------------------
                                             Thomas R. Cambridge, Chairman of
                                             the Board of Directors and Chief
                                             Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas R. Cambridge and Larry C. Oldham, and each of them, either one of whom may act without joinder of the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any or all of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                 TITLE                       DATE
                  ---------                                 -----                       ----
          /s/  THOMAS R. CAMBRIDGE              Chairman of the Board of          November 7, 1996
---------------------------------------------     Directors and Chief
             Thomas R. Cambridge                  Executive Officer (Principal
                                                  Executive Officer)

            /s/  LARRY C. OLDHAM                President and                     November 7, 1996
---------------------------------------------     Treasurer/Controller
               Larry C. Oldham                    (Principal Financial
                                                  Officer)

            /s/  DANNY H. CONKLIN               Director                          November 7, 1996
---------------------------------------------
              Danny H. Conklin

               /s/  E. R. DUKE                  Director                          November 7, 1996
---------------------------------------------
                 E. R. Duke

            /s/  MYRLE GREATHOUSE               Director                          November 7, 1996
---------------------------------------------
              Myrle Greathouse

           /s/  CHARLES R. PANNILL              Director                          November 7, 1996
---------------------------------------------
             Charles R. Pannill

                               INDEX TO EXHIBITS

      EXHIBIT
       NUMBER                                      DESCRIPTION
      -------                                      -----------
        *(1.1)       -- Form of Underwriting Agreement
         (3.1)       -- Certificate of Incorporation of Registrant (Incorporated by reference to Exhibit 3.1 to Form 10-K of the Registrant for the fiscal year ended December 31, 1988)
         (3.2)       -- Bylaws of Registrant (Incorporated by reference to Exhibit 3.2 to
                        Form 10-K of the Registrant for the fiscal year ended December 31,
                        1995.)
         (4.1)       -- Certificate of Merger merging Parallel Petroleum Corporation, a Texas corporation, into Registrant (Incorporated by reference to Exhibit
                        4.1 to Form 10-K of the Registrant as filed with the Securities and
                        Exchange Commission on April 1, 1985.)
         (4.2)       -- Agreement and Plan of Merger Dated July 17, 1984 between Parallel
                        Petroleum Corporation, a Texas corporation, and the Registrant
                        (Incorporated by reference to Exhibit 2.1 to Form S-1 of the
                        Registrant (File No. 2-92397) as filed with the Securities and
                        Exchange Commission on July 26, 1984, as amended by Amendments No. 1 and 2 on October 5, 1984 and October 25, 1984, respectively.)
        *(4.3)       -- Form of Warrant Agreement between Van Kasper & Company and the
                        Registrant, including form of stock purchase warrant.
        *(5.1)       -- Opinion and consent of Lynch, Chappell & Alsup.
                        Executive Compensation Plans and Arrangements (Exhibit No.'s 10.1
                        through 10.(6):
        (10.1)       -- 1981 Non-Qualified Stock Option Plan (Incorporated by reference to
                        Exhibit 10.1 to Form S-1 of the Registrant (File No. 2-92397) as
                        filed with the Securities and Exchange Commission on July 26, 1984,
                        as amended by Amendments No. 1 and 2 on October 5, 1984 and October
                        25, 1984, respectively.)
        (10.2)       -- 1983 Incentive Stock Option Plan (Incorporated by reference to
                        Exhibit 10.2 to Form S-1 of the Registrant (File No. 2-92397) as
                        filed with the Securities and Exchange Commission on July 26, 1984,
                        as amended by Amendments No. 1 and 2 on October 5, 1984 and October
                        25, 1984, respectively.)
        (10.3)       -- 1992 Stock Option Plan (Incorporated by reference to Exhibit 28.1 to
                        Form S-8 of the Registrant (File No. 33-57348) as filed with the
                        Securities and Exchange Commission on January 25, 1993.)
        (10.4)       -- Stock Option Agreement between the Registrant and Thomas R. Cambridge dated December 11, 1991 (Incorporated by reference to Exhibit 10.4 of
                        Form 10-K of the Registrant for the fiscal year ended December 31,
                        1992.)
        (10.5)       -- Stock Option Agreement between the Registrant and Thomas R. Cambridge dated October 18, 1993 (Incorporated by reference to Exhibit 10.4(e)
                        of Form 10-K of the Registrant for the fiscal year ended December 31,
                        1993.)
        (10.6)       -- Prototype Simplified Employee Pension Plan (Incorporated by reference to Exhibit 10.6 of Form 10-K of the Registrant for the fiscal year ended December 31, 1995.)
        (10.7)       -- Loan Agreement, dated July 1, 1996, between the Registrant and Bank
                        One, Texas, N.A. (Incorporated by reference to Exhibit 10.1 of Form
                        10-Q of the Registrant for the fiscal quarter ended June 30, 1996.)
       *(23.1)       -- Consent of Independent Auditors
       *(23.2)       -- Consent of Independent Petroleum Engineers
        (24.1)       -- Power of Attorney (contained on page II-4 hereof).

------------------------------

 *  Filed herewith.